PURCHASE AND LICENSE AGREEMENT

This PURCHASE AND LICENSE AGREEMENT ("Agreement") is entered into September 25, 2003 ("Effective Date") by and between Bally Gaming, Inc., d\b\a Bally Gaming and Systems, a Nevada corporation ("BALLY") and Riviera Operating Corporation, a Nevada Corporation ("USER").

BALLY and USER desire to enter into this Agreement allowing USER the non-exclusive right and license to use BALLY computer software and embedded firmware embedded in or downloaded into devices manufactured by BALLY and others (collectively, the "Software") at the following prices as set forth on Exhibit A, incorporated and attached hereto, subject to the restrictions contained within this Agreement.

BALLY and USER further desire to provide for the sale and purchase of certain computer equipment, peripherals, and devices set forth on Exhibit A, consisting of equipment manufactured by BALLY ("BALLY Hardware") and computer room equipment, peripherals, and software manufactured by third parties ("Computer Room Equipment"), as may be required in conjunction with operation of the Software (collectively, the "HARDWARE").

BALLY and USER agree as follows:

1.   **LICENSE:**

BALLY hereby grants to USER the non-exclusive right and license, without the right to sublicense, to use each program in the Software solely described in this Agreement. The Software shall be used by USER solely at its authorized casino locations and related facilities set forth on Exhibit A ("Authorized Casino(s)").

USER agrees that some, or possibly all, of the Software described in Exhibit A is restricted to a maximum number of table games per Authorized Casino and a maximum number of gaming machines per Authorized Casino, as set forth in Exhibit A. USER agrees to pay BALLY for this non-exclusive license of the Software as set forth on Exhibit A.

The Software is deemed accepted by USER on the date that Bally provides the Software to USER for USER'S first operation of the Software on the casino floor area of the Authorized Casino ("Acceptance Date").

The term of this Software license shall begin on Acceptance Date. The Software license shall automatically renew on each one-year anniversary of Acceptance Date unless otherwise terminated as provided herein. USER may terminate this Software license for some or all of the Software by giving BALLY written notice at least 90 days prior to any anniversary of the Acceptance Date and specifically identifying which Software product USER no longer desires to license from BALLY. If, USER timely gives such notice, the license for Software identified in USER'S notice shall terminate on such anniversary date; provided, however, that such cancellation in no way effects USER'S obligation to pay BALLY the license fee(s) in full. USER agrees not to remove or destroy any proprietary markings or legends placed upon or contained within the Software or any related materials or documents.

For each software product, BALLY shall deliver, at no additional charge, one copy each of the following basic materials: object program code in machine readable form, system implementation instructions and required procedures, and any other program, routines, subroutines or related material necessary for the general use of the Software, which are normally furnished to the users of the Software.

This software license is for executable programs only and not for source program code. All ownership of the Software including, but not limited to, derivative works or modifications remains vested with BALLY. The grant of this non-exclusive license shall not be construed as a demand contract for nonexistent products. This Agreement shall not obligate BALLY to provide a license for any software products that are not in existence or available to BALLY'S customers at the time of the Effective Date.

2.   **HARDWARE AND HARDWARE MAINTENANCE:**

The USER agrees to purchase the HARDWARE from BALLY at the price set forth next to each HARDWARE item on Exhibit A. USER agrees to purchase the minimum prerequisite HARDWARE as recommended by BALLY and USER is solely responsible for providing, installing, and maintaining sufficient kind and quantity of HARDWARE for the Software to perform in an acceptable manner. Although BALLY is not a manufacturer of the Computer Room Equipment, BALLY holds title to all HARDWARE and agrees to assign title to the HARDWARE and the Hardware manufacturer's warranty, if any, to USER only when USER has made all payments required under this Agreement in full. USER acknowledges that BALLY will maintain a security interest in the HARDWARE until USER makes all payments required under this Agreement in full and at the request of BALLY, USER will join with BALLY in executing one or more financing statements pursuant to the Uniform Commercial Code in a form satisfactory to BALLY. USER further authorizes BALLY to file a financing statement signed only by BALLY in all places where necessary to perfect BALLY'S security interest in the HARDWARE in all jurisdictions where such authorization is permitted under the Uniform Commercial Code. BALLY will not supply, unpack, install, operate, install Software on, render support services for, nor maintain in any way, USER'S desktop computers, cabling, data communications or any component not a part of the HARDWARE described in Exhibit A.

USER agrees to purchase from the HARDWARE manufacturer's authorized supplier, and maintain continuously for the Term of this Agreement, a maintenance agreement providing for repair or maintenance of the HARDWARE. This Agreement is not a guarantee of uninterrupted operation of the Hardware.

USER agrees to pay the BALLY Hardware Maintenance Fees set forth in Exhibit A for the duration of this Agreement. USER agrees to maintain, at USER'S expense, BALLY'S then current recommended quantity of spare parts for BALLY Hardware. In the event USER returns defective BALLY Hardware to BALLY for repair and, in BALLY'S sole opinion, the defect is caused by missing parts, damage resulting from excessive wear and tear, neglect, improper handling or maintenance by USER, or any reason other than failure of an electronic or mechanical component, USER agrees to pay the cost of repair, including labor, parts, and material costs, at BALLY'S then prevailing rates and charges. USER agrees to pay its expenses for shipping BALLY Hardware to BALLY for repair. BALLY agrees to pay its expenses for returning repaired parts to USER.

3.   **FACILITIES:**

Prior to installing the Software or HARDWARE, BALLY agrees to conduct a pre-installation review of the Authorized Casino(s) and/or USER's related facilities. USER agrees to promptly make, at USER'S expense, any reasonable repairs or adjustments to the Authorized Casino(s) and/or USER'S related facilities as required by BALLY to install, support and operate the Software and HARDWARE, to protect the safety of BALLY employees and conduct training. BALLY may delay or interrupt any service rendered at the Authorized Casino(s) and/or USER'S related facilities until USER repairs or makes adjustments to the Authorized Casino(s) and/or USER'S related facilities that are acceptable to BALLY. USER also agrees to provide at no expense to BALLY, office workspace near the placement site of the Computer Room Equipment, which include basic office furnishings, desks and chairs, telephones and at least two data communications network connections to the Computer Room Equipment.

4.   **INSTALLATION:**

As soon as reasonably practical, BALLY shall install the Software and HARDWARE (as applicable) with the time or times of installation to be agreed upon by BALLY and USER. USER agrees to pay for installation and project management services as set forth on Exhibit A. USER agrees to pay for all reasonable food, cleaning/laundry, lodging, telephone, and transportation expenses required by BALLY personnel for pre-installation preparation, installation, and project management of the Software and HARDWARE. USER agrees that one or more programs of the Software may be separately installed before proceeding with the installation of a separate program of the Software. The USER agrees to fully cooperate with BALLY and to make available to BALLY the facilities and necessary personnel for the purpose of installation. The installation and project management fees set forth on Exhibit A are reasonable estimates of the costs USER will incur to BALLY for managing installation and training personnel. In the event that BALLY encounters circumstances particular to the USER which will require additional labor time or supplies to complete installation, BALLY will supply USER with an estimate of additional project plans and installation fees and USER agrees to accept these additional plans and installation fees. USER agrees to pay any cancellation fees listed in Exhibit A if USER cancels any installation or pre-installation visits.

BALLY does not install Game Monitoring Units ("GMUs", a BALLY Hardware item). USER is responsible for providing sufficient trained manpower to install GMUs to BALLY'S specifications and according to a schedule to be mutually agreed to by the parties during the pre-installation review of USER'S facilities.

5.   **TRAINING:**

USER agrees to pay for training services as set forth on Exhibit A. Before installation, two or more of USER'S employees responsible for oversight or supervision of the Software and HARDWARE shall complete training classes set forth in Exhibit A at one of BALLY'S authorized training facilities. All of the training subjects and time required for training shall be set forth in Exhibit A, unless USER requests additional training, at which time USER and BALLY shall negotiate a separate agreement for this additional training. BALLY allocates limited training facility seats in the order reservations are received and USER'S failure to reserve training class seats in advance may delay installation. All costs of training at BALLY'S facilities are to be paid by USER.

In the event USER requests training at the Authorized Casino(s) or USER'S related facilities and BALLY agrees to train USER'S employees at USER'S requested site, USER agrees to pay for all reasonable food, cleaning/laundry, lodging, telephone and transportation expenses required by BALLY personnel for preparation and training USER'S employees at USER'S facilities. USER agrees to cooperate fully with BALLY in making USER'S personnel and facilities available for all and any preparation and training. In the event USER requests additional training, USER agrees to pay BALLY for that additional training at BALLY'S then applicable rates and charges. USER agrees to pay any cancellation fees set forth in Exhibit A, if any training sessions at USER'S facilities or at BALLY'S training facilities are canceled by USER.

6. **FORMS:**

USER shall be responsible for the design, production, postage, freight charges, printing storage, and use of all hard copy forms used in connection with any program of the Software and for supplies, materials, and equipment not listed in this Agreement. USER agrees that the form layout for all pre-printed forms to be used for any program of the Software will be in accordance with BALLY's specifications which shall be made available to USER by BALLY.

7. **DESIGNATED REPRESENTATIVE:**

USER designates _____ ("USER'S Representative") as its sole representative to act on USER'S behalf and to make commitments on behalf of USER concerning installation of the Software and HARDWARE and training. USER'S Representative shall have authority to make decisions concerning the Software and HARDWARE selected, approve project plans for installation and any other matters, approve payments offered to BALLY under this Agreement, to obtain for BALLY any material information required to install Software and HARDWARE and to train employees, and any other decisions reasonably necessary for implementation of any aspect of this Agreement.

8. **TRADE SECRETS AND MODIFICATIONS:**

USER understands, acknowledges and agrees that the Software, BALLY Hardware, documentation supporting the Software and BALLY Hardware and other materials are proprietary information that includes trade secrets and confidential information ("Trade Secrets") or contain information which constitutes Trade Secrets. All Trade Secrets, and any other intellectual property interests in the Software and BALLY Hardware belonging to BALLY which arise under any federal, state, local or tribal laws, including but not limited to copyright or patent rights interests, belong solely to BALLY. USER shall maintain all Trade Secrets with absolute confidentiality and not release any Trade Secrets or information relating to Trade Secrets to any third parties not a part of this Agreement. Except as permitted under this Agreement, or in a separate written agreement between BALLY and USER, USER shall not allow any parties, except for BALLY, to work upon, modify, review, examine, adjust, reverse engineer, alter or change the Software, BALLY Hardware, documentation supporting the Software and BALLY Hardware. This limitation shall not preclude USER from using the Software and BALLY Hardware to operate the Authorized Casino(s) in the matter prescribed by the supporting documentation. USER agrees to display BALLY'S copyrights, trademarks and trade-names and other intellectual property protection disclosures in connection with the use of the Software and BALLY Hardware. USER acknowledges and agrees that if USER uses any of the Software licensed under this Agreement after this Agreement terminates (with respect to some or all of the Software licensed), BALLY, at its sole discretion, may pursue any and all criminal or civil remedies available to BALLY for violation of any of BALLY'S intellectual property rights in the Software and HARDWARE, including but not limited to any common law remedies or those set forth under Title 17 United States Code Sec. 101, et.seq., and as amended.

9. **TRANSFER AND SECURITY:**

USER understands, acknowledges and agrees that, except as provided in this Agreement, USER has no rights in and to the Software, and will not sell, assign, lease, license, or in any manner encumber, pledge, convey, or transfer any of the Software, any license rights under this Agreement or any interest therein.

If the terms of payment for BALLY Hardware are set forth on an installment payment schedule from USER, USER agrees to allow BALLY to maintain a security interest in the BALLY Hardware and will cooperate with BALLY to assist BALLY in completing any forms separate from this Agreement that are required to perfect BALLY's security interest in the BALLY Hardware with any necessary local, state or federal officials.

10. **RETURN OF SOFTWARE:**

Upon termination of this Agreement for any reason or upon termination of use of the Software or any program which is a part of the Software by USER, USER shall return all of the Software, or the unused portions of the Software to BALLY. Notwithstanding such termination, USER understands, acknowledges and agrees that USER will remain subject to, and bound by, the provisions and prohibitions of this Agreement.

In the event USER fails to make any payments owed to BALLY when due under this Agreement or any other agreement between BALLY and USER, or in the event of any other Default (as defined in this Agreement) by USER under this Agreement, and such non-payment or other Default remains uncured by USER according to this Agreement, BALLY may, at BALLY'S option and without notice or demand on USER:

- Enter USER'S facilities, including Authorized Casino(s), described in this Agreement and take possession of the Software;
- Require USER to deliver the Software to a place designated by BALLY;
- Disable the Software by electronic, remote, or other means;
- Use any other legal or equitable remedies available to BALLY in regard taking possession of this Agreement.

In the event USER desires to not renew this Agreement with regard to some or all of the Software described herein, and USER desires to not renew or continue a maintenance agreement with BALLY, BALLY may, at its option, issue a perpetual license for this particular Software at a price to be determined by BALLY. If USER desires to not renew this Agreement for licensing and maintenance of Software which is licensed on a recurring charge from BALLY, BALLY will use commercially reasonable efforts to determine charges to USER for this type of Software.

11. **REPRESENTATIONS OF USER:**

USER represents, covenants and warrants that:

(a) USER conducts business as a _____ and is duly registered, licensed and incorporated, validly existing and in good standing under the laws of _____ _____, and is duly registered, licensed and qualified to do business and is in good standing in all counties, municipalities and states where such registration, licensing and qualification is required.

[OR- IF TRIBAL- USER conducts business as an enterprise of the _____ ____, a federally recognized Indian Tribe, USER is duly organized, validly existing and in good standing under the laws of USER's tribal government, USER currently has a gaming compact with is approved and in good standing with the State of _____ _____, for Class III gaming and USER'S gaming compact is approved by the United States Secretary of the Interior under the Indian Gaming Regulatory Act.]

(b) USER, and any parties executing this Agreement on behalf of USER are duly authorized to enter into this Agreement.

(c) The execution, delivery and performance by USER of this Agreement, shall not constitute a breach of any provision of applicable law or contained in any agreement to which USER is a party.

(d) USER shall promptly inform BALLY with such other information concerning its affairs and property as BALLY may request from time to time hereafter, and shall promptly notify BALLY of any condition or event of which the USER shall have knowledge which constitutes a breach or an event of default of any term, condition, warranty, representation or provision in this Agreement or in any other agreement, document or instrument, now or hereafter executed by the USER and delivered to BALLY, and/or material adverse change in the financial condition of the USER.

(e) That USER shall not violate any of the terms and conditions of this Agreement.

12. *DEFAULT BY USER:*

An event of "Default by USER" shall occur if:

(a) The USER breaches any condition of this Agreement, or fails for any reason to make payment as agreed when such payments are due, and the failure of USER to cure or remedy such default or breach continues for ten days after receipt of notice thereof from BALLY;

(b) The insolvency of USER or the institution of any voluntary or involuntary proceedings under any insolvency or bankruptcy law; the adjudication of USER as bankrupt or an insolvent; the appointment of a receiver of USER'S property; or an assessment by USER for the benefit of creditors;

(c) Any representation or warranty made by USER in this Agreement, or in conjunction with the execution of this Agreement, or in any other document or certificate furnished by USER to BALLY which was incorrect in any material respect when made;

(d) BALLY reasonably believes, in good faith, that the prospect of payment or performance by USER under this Agreement is materially impaired; or

(e) USER breaches any express or implied representations made under this Agreement, or engages in conduct which otherwise constitutes a breach of this Agreement at law or equity.

13.   *BALLY'S REMEDIES:*

In addition to any other remedy available at law or in equity or contained herein, in the event of Default by USER of this Agreement, BALLY shall have the following remedies which are cumulative and concurrent with any other remedy, provided hereunder or otherwise available at law or equity:

(a) BALLY may immediately terminate the Software license granted under this Agreement and either take possession of the Software either by entering the Authorized Casino(s) and USER's related facilities to do so or take possession of the Software from USER at a site away from the Authorized Casino(s) and USER'S related facilities or BALLY may disable the Software remotely from a site away from the Authorized Casino(s) and USER's related facilities.

(b) Upon termination of this Agreement, USER shall immediately discontinue all further use of the Software and BALLY may enter into the Authorized Casinos and USER'S related facilities to inspect the HARDWARE to determine USER'S compliance herewith. However, all provisions of this Agreement regarding BALLY'S ownership of the Software and HARDWARE, provisions relating to protection of BALLY'S trade secrets, confidential and proprietary information or any other protections afforded to BALLY under the Agreement remain in full force and effect as selected by BALLY.

14.   **REPRESENTATIONS OF BALLY:**

BALLY covenants, warrants and represents that:

(a) BALLY conducts business as a Nevada corporation, and is duly registered, licensed and qualified to do business and is in good standing in all countries, municipalities, provinces and states where such registration, licensing and qualifications is required;

(b) BALLY is authorized to enter into this Agreement;

(c) The execution, delivery and performance of BALLY under this Agreement shall not constitute a breach of any provision of applicable law or contained in any agreement to which BALLY is a party;

(d) BALLY shall promptly notify USER of any condition or event of which BALLY shall have knowledge which constitutes a breach or an event of default of any term, condition, warranty, representation, or provision in this Agreement;

(e) BALLY reserves the right to use third parties, consultants, subcontractors and any personnel BALLY deems necessary to fulfill BALLY'S obligations under this Agreement;

(f) BALLY reserves the right to include, as part of the Software, access restriction devices and methods to prohibit unauthorized access to our copyright library, proprietary information including confidential information and trade secrets, and other intellectual property rights in the Software BALLY may own.

(g) BALLY represents that the Software contains features designed to, and BALLY reserves the right to, disable the Software for (1) the enforcement of the license limits of this Agreement; (2) USER'S failure to make payments to BALLY as due under this Agreement; (3) USER'S Default of this Agreement either under the terms of this Agreement or at law or equity.

(h) In the event USER is licensing Software from BALLY'S ACSC product family under this Agreement, BALLY shall include an Exhibit "B" to this Agreement. BALLY represents that Exhibit B contains additional technical notes and disclosures that shall be fully incorporated into the terms and conditions of this Agreement and into any product and pricing schedules attached to this Agreement under Exhibit A and that the parties shall be bound to the terms of Exhibit B as if set forth in this Agreement.

15. DEFAULT BY BALLY:

An event of "Default by BALLY" shall occur if:

(a) BALLY breaches any condition of this Agreement and BALLY fails to cure or remedy such default or breach after receipt of express written notice thereof from USER;

(b) BALLY is or becomes insolvent or BALLY institutes any voluntary proceedings under any insolvency or bankruptcy law; BALLY is adjudicated as bankrupt or insolvent; there is the appointment of a receiver of BALLY'S property; or there is an assignment by BALLY for the benefit of creditors; or

(c) Any representation or warranty made by BALLY herein or in any other document or certificate furnished by BALLY to USER is incorrect in any material respect and BALLY knew of such error when made.

16. USER'S REMEDIES:

In addition to any other remedy available at law or in equity or contained herein, in the event of Default by BALLY of this Agreement, USER shall have the following remedies that are cumulative and concurrent with any other remedy:

(a) USER may pursue any legal or equitable remedies that may be available to USER as permitted under this Agreement; and

(b) USER may have third parties maintain the Software and HARDWARE until any breach by BALLY is cured, however any third-parties are bound the same terms and conditions of USER as set forth in this Agreement, including any provisions regarding confidentiality, trade secret protection, and any other protections of BALLY'S rights to the Software and HARDWARE.

17. **INDEMNIFICATION:**

With regard to intellectual property infringement claims brought by Third Parties ("Infringement Claim(s)"), BALLY agrees to indemnify and defend USER against any claim that the Software infringes on any patent, copyright or other intellectual property rights of any third parties (not a party to this Agreement), when used by USER in accordance with the terms of this Agreement. BALLY'S agreement to defend and indemnify USER is subject to the condition that USER promptly notify BALLY in writing of any such suit or proceeding, or significant threat thereof, and the further condition that USER gives BALLY full authority, information and assistance in defending such a suit or proceeding of Infringement Claims of a third party.

In the event of an Infringement Claim, BALLY shall have the right, at BALLY'S option, either to obtain for USER the right to continue using the Software, substitute other software with equivalent functional capabilities, or modify the Software so that it no longer infringes on any intellectual property rights of third parties while retaining equivalent functions. If such options are not reasonably available to BALLY, or if a Court of competent jurisdiction enjoins the use of the Software, USER'S sole remedy shall be to cease using the Software and return all copies of the Software to BALLY at which time BALLY will refund to you a pro rata share of any fees for Software under this Agreement, along with any implementation fees for the Software (excluding installation, training and other charges and expenses) paid under this Agreement to date based on a three year useful life of the Software.

BALLY shall have no liability to defend or indemnify USER for any Infringement Claims that (i) result from use of the Software with other software not provided by BALLY if such infringement could have been avoided by not using the other software; (ii) resulting from any modification of the Software by USER if such infringement could have been avoided by not modifying the Software; (iii) if USER has materially breached or defaulted under the Agreement and, has not cured such default after receiving notice from BALLY as provided under this Agreement; (iv) if USER has defaulted under the Agreement and the default is the cause for the claim; or (v) if USER misuses or uses the Software for illegal purposes or purposes not contemplated in this Agreement.

Subject to any limitations set forth in this Agreement, BALLY agrees to indemnify USER against any damages from third party claims resulting in bodily injury or property damage to that party ("Tort Claim(s)"), but only to the extent USER'S third party liability is (1) not caused by USER'S negligence or conduct, (2) is directly caused by BALLY'S negligent or intentional conduct and (3) only to the extent BALLY has insurance coverage for such Tort Claims. Upon USER'S written request, subject to BALLY'S insurance carrier's approval, BALLY will obtain a contractual indemnity endorsement and/or name USER as additional insured. BALLY will also request the insurance company to provide USER with advance written notice of any cancellation of the policy and BALLY reserves the right to change insurance carriers, coverage or cancel said insurance policy at anytime. USER agree to promptly pay the actual charges BALLY incurs in naming USER as an additional insured, and a reasonable administrative fee for obtaining such indemnity endorsement and/or naming USER as an additional insured.

18. WARRANTIES:

For a period of ninety days from installation BALLY warrants to USER that the BALLY Hardware, if properly installed by USER pursuant to BALLY'S specifications, will be free from defects in workmanship under normal use and service. The ninety-day warranty period shall not be extended by the time of repair or for any other reason. BALLY'S obligations under this limited warranty for BALLY Hardware shall be limited to the repair or replacement, in BALLY'S sole discretion of the defective BALLY Hardware.

USER acknowledges that the Computer Room Equipment is manufactured and supplied by third parties. BALLY HEREBY DISCLAIMS ANY AND ALL WARRANTIES WITH REGARD TO THE COMPUTER ROOM EQUIPMENT. USER further acknowledges that the scope of BALLY'S work under this Agreement pertaining to the Computer Room Equipment is limited to installation, training, and support services as required by this Agreements for services associated with this Agreement.

When USER pays BALLY in full as required under this Agreement, BALLY will assign title to the HARDWARE to USER and further assign any applicable manufacturer's warranty, if any, of the HARDWARE to USER.

USER agrees to purchase a maintenance agreement from the Computer Room Equipment manufacturer's authorized supplier which provides for the repair and maintenance of the Computer Room Equipment at the Authorized Casino(s) and USER's facilities, during the entire term of this Agreement.

19. WARRANTY DISCLAIMER AND LIMITATION OF LIABILITY:

Except as otherwise expressly stated herein, BALLY disclaims any and all express or implied warranty, condition, or guaranty, including any implied warranty of merchantability or fitness for a particular purpose and other obligations on the part of BALLY for or with respect to the Software, HARDWARE or any services provided by BALLY associated with this Agreement.

IN NO EVENT WILL BALLY BE LIABLE FOR SPECIAL, INDIRECT, INDIRECT, CONSEQUENTIAL, SPECIAL OR EXEMPLARY OR PUNITIVE DAMAGES, INCLUDING ANY LOST PROFITS, OR ANY AND ALL OTHER LOSSES OR DAMAGES TO USER OR ANY THIRD PARTIES INCLUDING BUT NOT LIMITED TO USER'S CUSTOMERS AND VENDORS. USER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT BALLY WAIVES ALL SUCH LIABILITY AND USER CONSENTS TO BALLY'S WAIVER, EVEN IF BALLY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

BALLY and USER further agree that BALLY'S cumulative liability to USER or any third-parties for claims arising out or relating to this Agreement shall be limited to a pro rata share of a refund to USER for any HARDWARE or Software included in this Agreement. This refund amount shall not include any sums paid for installation, training and other charges paid under this Agreement not directly related to the purchase price of Software and HARDWARE.

20. WAIVER:

It is understood and agreed, any law, custom or usage to the contrary notwithstanding, that BALLY shall have the right at all times to enforce the covenants and provisions of this Agreement in strict accordance with the terms thereof, notwithstanding any conduct or custom on the part of us in refraining from so doing at any time or times; and further, that the failure of BALLY at any time or times to enforce BALLY'S rights under said covenants and provisions strictly in accordance with the same shall not be construed as having created a custom in any way or manner contrary to the specific terms and provisions of this Agreement or as having in any way or manner modified, altered or waived the same. No waiver by BALLY of any default or breach by USER herein shall be construed as a waiver of any subsequent default or breach.

21. **BALLY'S RATES, CHARGES AND PAYMENT TERMS:**

Bally's then applicable rates and charges means the fees and charges contained within the price list currently being used by BALLY at the time the rate or charge is incurred. This definition also applies to any Software and HARDWARE or other products described in any Exhibits to this Agreement.

As specifically set forth herein, USER agrees to pay all fees, expenses, rates and charges accordingly:

-SET FORTH PAYMENT SCHEDULE TERMS HERE-

BALLY shall have the right to charge interest, payable immediately upon demand, on late payments at the lower of (i) 1.5% per month on any payment(s) not made or (ii) the highest rate permitted by law.

22. **SOFTWARE SUPPORT SERVICE:**

All computer programs, including the Software, contain errors. To provide continued maintenance and support of the Software for the term of this Agreement, we will maintain a software support and update service to accept your telephone, electronic mail, and facsimile transmissions as follows:

USER agrees to pay BALLY the (a) Service fees set out on Exhibit A and (b) BALLY'S actual air and ground transportation, lodging, meal, laundry and telephone expenses required by BALLY personnel for Software Support Service.

In the event of any error or defect with the Software, BALLY will perform any activity or service deemed reasonably necessary to repair such error or defect and restore the Software to good working order.

BALLY shall have no obligation to provide Software Support Service hereunder in the event of (a) errors or defects contained in the Software which are the result of improper handling or use of the Software by USER, USER'S employees or agents; or (b) errors or defects in the Software which have been previously reported by USER and for which successful program or procedure corrections have been submitted to USER by BALLY; or (c) errors caused by alterations or revisions to the Software made by USER; or (d) errors or defects arising from failures in the design, operation or use of USER'S computer systems, data communications network, procedures, or third party equipment and systems.

BALLY shall provide a telephone contact point so that the USER can notify BALLY of the need for support services twenty four (24) hours per day, seven (7) days per week as follows:

(i)   8:00 a.m. to 4:00 p.m. – Standard Service, Local Time
During the hours of 8:00 a.m. to 4:00 p.m. Local Time, Monday through Friday, excluding holidays, BALLY will accept any and all business calls relating to required maintenance, problem solving, or explanation concerning any aspect of the Covered System. "Local time" for USERS who are not in the same location as a BALLY office is the local time of the nearest BALLY office. BALLY shall respond to a service call by telephone within two (2) hours of USER's placement of call to the BALLY Help Desk and if necessary have a customer support representative at USER's Facility or accessing the System by modem, if technically feasible, within four (4) hours of USER's telephone call to BALLY Help Desk notifying BALLY of a problem with, or issue concerning the Covered System.

(ii)   4:00 p.m. to 8:00 a.m. – Emergency Service, Local Time
During the hours of 4:00 p.m. to 8:00 a.m. Local Time, and all hours on Saturday and Sunday, and all holidays, BALLY will accept calls of an Emergency nature. BALLY shall respond to a call concerning an Emergency by telephone within two (2) hours of USER's placement of the call and if necessary, have a customer support representative at USER's facility or accessing USER's system by modem, if technically feasible, within four (4) hours of USER's telephone call to BALLY notifying BALLY of a problem with, or issue concerning the Covered System. As used herein, of an "Emergency" nature shall be deemed to be assistance necessary to make the System Fully Operational and Functional. During this period of time, any calls received which relate to the Covered System(s) and which are not deemed an Emergency shall be "Additional Contracted Service", for which USER agrees to pay to BALLY a service charge based upon the actual service time incurred in connection with said call at BALLY's applicable rates and charges. USER will be required to sign an authorization form for chargeable services.

BALLY support is reserved for calls that relate to software and hardware operability and repair. Requests for consulting services outside of standard software and hardware support are billable for a fee upon written request from USER.

For the term of this Agreement USER shall employ two persons who have successfully completed BALLY'S core training classes for the then current edition of the Software. Furthermore, for the term of this Agreement, USER shall maintain for BALLY'S use, at USER'S expense, an operating, direct dial telephone line and modem connection to the Computer Room Equipment or any other Hardware, per BALLY'S specifications.

23.   **SOFTWARE UPDATE SERVICE:**

For the term of this Agreement, BALLY will notify USER of all enhancements or updates, if any, developed by BALLY for the Software as such enhancements and updates may become available and are generally offered by BALLY to customers. These enhancements and updates are provided strictly for the specific Software products identified in Exhibit A. Software products which are either in development or not specifically provided to USER under this Agreement are NOT enhancements and updates, and will require USER and BALLY to mutually supplement this Agreement in writing or execute a new Agreement in order for USER to license such software products. For one year following Acceptance Date, BALLY agrees to make one (1) copy of each enhancement available to USER in a timely manner. For the term of this Agreement USER agree to pay BALLY'S then prevailing fees for Monthly Maintenance. For the term of this Agreement, USER agrees to pay BALLY'S daily Software Update Installation Fee, actual air and ground transportation, lodging, meal, laundry and telephone expenses required by BALLY personnel to install any enhancement or update at USER'S facilities.

24.   USER'S RESPONSIBILITES:

For purposes of this Agreement, USER'S data communications network is the wiring, communications equipment, software, and services used (a) to interconnect parts of the Computer Room Equipment, and (b) to cause the Computer Room Equipment to exchange data with *systems and devices not supplied by us* ("Other Systems"). USER will, at USER'S expense, supply, operate, monitor, and maintain a data communications network and Other Systems in such a way to be compatible with and not interrupt the operation of the BALLY Hardware, Computer Room Equipment and Software. USER agrees BALLY is not responsible or liable for any delay, malfunction, or loss resulting from the design, performance, installation, compatibility, operation, use, or any failure of USER'S data communications network and/or Other Systems.

USER agrees to perform, in a timely manner, any tasks outlined and required in the current edition of the BALLY'S supporting documentation including, but not limited to, performing daily data backup procedures and retaining a system administrator whom BALLY deems to be experienced in the processes of administering the Computer Room Equipment

USER further agrees that BALLY employees have received considerable training and investment from BALLY in order for BALLY to fulfill the terms and conditions of this Agreement and as such BALLY employees are a valuable resource to BALLY. USER agrees that USER will not hire any employees of BALLY for a period of one year after . such employee(s) leave their employment with BALLY, if that employee worked for BALLY during the term of this Agreement.

25.   REGULATORY COMPLIANCE:

In the event a *federal, state, and/or tribal regulatory commission or governing authority* ("Gaming Commission") requires the Software, HARDWARE or BALLY to be licensed, qualified, or registered to perform under this Agreement, and BALLY or the Software and HARDWARE is not already licensed by that Gaming Commission, BALLY shall make the required application for licensing, qualification, or registration as soon as reasonably practical following this Agreement's execution.

BALLY will not provide any services under this Agreement until such time as BALLY obtains, at the minimum, a temporary license from the Gaming Commission. In the event the Gaming Commission ultimately denies any application by BALLY, fails to expeditiously approve BALLY'S application, or demands BALLY to withdraw any application, BALLY shall within 30 days (a) return any deposits under this Agreement to .

USER minus BALLY'S then current, prevailing fees for the services actually rendered under this Agreement and (b) terminate this Agreement and take possession of or disable the Software.

USER agrees to reimburse BALLY for all application, license fees, investigation fees, and other charges BALLY pays to the Gaming Commission or its authorized agents for licensing, qualification, or registration of BALLY, the Software and HARDWARE as required under this Agreement. BALLY does not represent that the Software can be licensed, qualified, or registered in any jurisdiction requiring such licensing, qualification, or registration.

26. **THIRD-PARTY BENEFICIARY:**

No provision of this Agreement is intended to benefit any party other than USER and BALLY and their authorized successors and assignees, if any, and no provision of this Agreement shall be enforceable by any other party pursuant to a third party beneficiary theory and or any other theory.

27. **EXCUSED PERFORMANCE:**

Neither party shall be deemed to be in default or to have breached any provision of this Agreement as a result of delay, failure in performance, or interruption of service, resulting directly or indirectly from acts of God, acts of civil or military authority, civil disturbance, wars, strikes or other labor disputes, fires, transportation contingencies, laws, regulations, acts or orders of any government agency or official thereof, other catastrophes or any other circumstances beyond such party's reasonable control.

28. **ACCESS:**

Upon seventy-two (72) hours advance notice, USER hereby grants BALLY or BALLY'S authorized representative reasonable access to the Authorized Casino(s) and USER'S related facilities where the Software is being used to verify the compliance with the terms, limitations and conditions of this Agreement. With BALLY'S seventy-two (72) hour advance notice, USER grants BALLY reasonable access to the Authorized Casino(s) and USER'S related facilities for a reasonable duration for demonstrating the Software to regulatory agencies and to prospective clients and investors. While at the Authorized Casino(s) and USER'S related facilities, BALLY shall comply with applicable security and regulatory requirements and shall not interfere with the operation of business at the Authorized Casino(s).

29. **ATTORNEY FEES:**

The prevailing party shall be entitled to recover reasonable attorney fees and costs (including fees and costs of appeal) incurred in connection with any action or proceeding between the parties arising out of or related to this Agreement.

30. **DATA CONVERSION:**

This is not an agreement to *make data from Other Systems available to the Software* ("Conversion"). BALLY does not endorse third parties that do Conversion. At BALLY'S sole option, BALLY may elect to render assistance to USER in matters pertaining to Conversion including, but not limited to, telephone consultation, attending meetings, preparing specifications, and developing computer programs to implement Conversion. USER agrees to pay BALLY the conversion fees and all ground and air transportation, lodging, laundry, and telephone expenses required for conversion. USER acknowledges that Conversion may fail, render the Software unusable or diminish the Software's performance.

31.   TAXES:

Payment of any and all federal state, and local excise, sales, use duty, and similar taxes, as may be applicable to this Agreement, are the sole responsibility of the USER and are in addition to the license fee or any other allowable fees or charges provided for herein. In the event BALLY is legally obligated to pay the same, USER agrees that the fees, rates and charges payable by it hereunder shall be increased to account for such payment by BALLY.

32.   FREIGHT:

Payment for all freight and delivery charges shall be the sole responsibility of USER and is in addition to the license fee or any other allowable fees or charges provided for herein. In the event BALLY is legally obligated to pay the same, USER agrees that the charges payable by it hereunder shall be increased to account for such payment by BALLY.

33.   RIGHT TO COPY:

USER may copy the Software, in whole or in part, for USER'S own internal use in testing and evaluating the Software or for purposes of back-up or archiving. USER may install the Software on an unlimited number of client workstations and no more than one (1) server at any one time for each casino authorized under this Agreement without BALLY"S prior written consent. With reference to copies USER makes of the Software, USER agree to reproduce any BALLY copyright notices and any proprietary legends appearing thereon, and to include the same on all copies you make in whole or in part.

34.   PROPRIETARY INFORMATION:

Unless specifically authorized in writing by BALLY, USER agrees to keep in confidence and take reasonable efforts under the circumstances to prevent the disclosure to any person or persons outside your organization, or to any unauthorized person or persons, all information of BALLY which includes but is not limited to proprietary information, trade secrets, confidential information (or limited rights nature) and received from BALLY. USER shall have the right to reproduce, use and disclose all nonproprietary information furnished under this Agreement. BALLY agrees to not mark any information as proprietary (or with a limited rights legend or other restrictive marking) that we know to be in the public domain.   ,

USER shall not be liable (subject to any of BALLY'S patent rights, copyrights, or trademarks) for any use or disclosure if:

(a) USER takes reasonable efforts under the circumstances to prevent the disclosure of the information to unauthorized persons; or

(b) The information was in the public domain at the time it was used or disclosed; or

(c) The information was known to USER prior to the time of receipt from BALLY free of any restrictions on its disclosure; or

(d) The information is disclosed with BALLY'S prior written approval; or

(e) USER develops the information independently, provided the person or persons developing such information have not had access to BALLY'S proprietary information; or

(f) The information is required to be disclosed by court order.

35. PUBLICITY AND REFERENCE:

USER agree that BALLY may list the names of the Authorized Casino(s), gambling floor area in square feet or meters, gaming machine count, table game count, a brief description of the Authorized Casino(s), photographs of the Authorized Casino(s), and one or two contact names and telephone numbers in BALLY'S customer lists, newsletters, press releases, and other material published for the purpose of marketing BALLY products and services to prospective clients and investors. USER agrees to provide to BALLY, the expense of duplication and shipping to be paid by BALLY, one set of USER'S standard publicity photographs which BALLY may reproduce and publish for the purpose of marketing products and services to prospective clients and investors.

36. MINIMUM INTERNAL CONTROLS:

BALLY will make every reasonable effort to adhere to those portions of the Minimum Internal Control Standards promulgated by the Gaming Commissions that are applicable to the services provided under this Agreement.

37. TICKETING & CASHIERING FUNCTIONS:

If the license to the Software granted herein includes SDS Ticketing & Cashiering that is or will be employed by USER, then such functionality ~~may be~~ is covered by one or more of the following patents: U.S. Patent Nos. 5,265,874; 5,290,033; 5,429,361; 5,470,079; and 6,048,269. USER agrees and acknowledges that the functionality covered by the above listed patents included in SDS Ticketing & Cashiering is only licensed to operate with gaming machines that are separately licensed under these patents.

38. ADDITIONAL TABLE GAMES AND GAMING MACHINES:

In the event USER exceeds the Maximum Number of Table Games and/or Maximum Number of Gaming Machines set out on Exhibit "A", and the excess continues for thirty (30) days, USER shall promptly (a) notify BALLY in writing of the excess and (b) pay BALLY then current implementation fees for the excess table games and/or gaming machines.

39. SUBSEQUENT PURCHASES:

USER'S subsequent purchase orders to BALLY for additional parts, material, HARDWARE, and Software pertaining to the Software in this Agreement are deemed to

be amendments to Exhibit A and are subject to all of the terms and conditions of this Agreement.

40.   **GOVERNING LAW:**

This Agreement shall be governed by and construed in accordance with the internal laws of the State of Nevada. The parties agree that the state and federal courts sitting in Nevada have personal jurisdiction over the parties.

41.   **ENTIRE AGREEMENT:**

This Agreement and its Exhibits and Addendum, if any, shall constitute the entire understanding and contract between the parties hereto and supersedes any and all prior or contemporaneous oral or written representations or communications with respect to the subject matter hereof, and all of which communications are merged herein. This agreement shall not be modified, amended or in any way altered except by an instrument in writing signed by both of the parties hereto. All amendments or modifications of this Agreement shall be binding upon the parties despite any lack of consideration so long as the same shall be in writing and executed by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement on the date(s) below indicated:

Bally Gaming, Inc. d.b.a. Bally Gaming & Systems	USER:
By [signature]	By [signature]
Name Robert L. Miodunski	Name Robert Vannucci
Title President	Title President
Date	Date 10/13/03





Any notice or other communications required or permitted to be given shall be deemed to be duly given when delivered in person or seventy-two (72) hours after mailing by U.S. Mail, postage prepaid, to the addresses listed below, or such other address as either party may designate in writing, pursuant to this provision, or one day if notice is given by overnight carrier or by facsimile device provided that the party giving notice can produce proof of delivery or transmission, as applicable.

Bally Gaming, Inc.	USER: RIVIERA OPERATING CORP
ATTN: Legal Department	ATTN: PRESIDENT
6601 S. Bermuda Road	2901 LAS VEGAS BLVD SOUTH
Las Vegas, NV 89119	LAS VEGAS NV 89109

With a copy to:

Bally Gaming Inc. d/b/a Bally
Gaming and Sytems

ATTN: General Manager

1410 Greg Street

Sparks, NV 89431



Bally

EXHIBIT A

Property/Ship To: **Riviera Hotel & Casino**
2901 Las Vegas Boulevard South
Las Vegas, NJ 89109

09-Oct-03

Exhibit A Current Revision Date: 8/22/2003
Exhibit A Prior Revision Date: 7/30/2003

SYSTEM TOTALS

SMS SYSTEM		
Software	$ 370,600.00	
Hardware	$ 1,968,581.00	
TOTAL SMS SYSTEM		$ **2,339,181.00**
CMS SYSTEM		
Computer Systems	$ -	
Software	$ 569,000.00	
Hardware	$ -	
TOTAL CMS SYSTEM		$ **569,000.00**
PROFESSIONAL SERVICES	$ 198,980.00	$ **198,980.00**
SMS SYSTEM DISCOUNT		$ (321,908.48)
CMS SYSTEM DISCOUNT		$ (185,250.00)
TOTAL PURCHASE DISCOUNTS		$ **(507,158.48)**
NET PURCHASE PRICE		$ **2,600,002.52**
Deposit %		10.00%
Deposit Amount		$ 260,000.00

This configuration and corresponding prices are for quotation purposes only and are subject to change, without notice, until the parties execute a Bally Purchase and Software License Agreement.

This quotation expires on: 20-Oct-03

Payment Milestones- To be used for determining "Pre Go-Live" interest payments on each incremental milestone

25% of NET PURCHASE PRICE DUE UPON CONTRACT EXECUTION	$ 694,670.50
25% of NET PURCHASE PRICE DUE UPON SHIPMENT OF ACSC HARDWARE	$ 694,670.50
25% of NET PURCHASE PRICE DUE UPON ACSC CMS GO-LIVE	$ 694,670.50
25% of NET PURCHASE PRICE DUE 30 DAYS AFTER GO-LIVE	$ 694,670.50
	$ 2,778,682.00

Initials

Financing Terms

1. Deposit -- 10% of NET PURCHASE PRICE-due on contract execution — $260,000.00 — Initials
2. "Pre Go-Live" Interest- 6% per annum interest only, monthly interest payments on the amount of each incremental cash payment milestones, commencing on the date of each payment milestone occurs (see above). — Monthly payments to be determined. — Initials
3. Monthly payments, including interest at 6% per annum, starting 30 days after Go-Live*, for each repayment term of net amount due, set forth below. (Payment term selected indicated by User's initials.)

48 Months — 59,550.33 — Initials

Initials

Initials

*Plus Monthly Maintenance Fees Outlined Below

User may pre-pay entire balance due to Bally at any time within the selected repayment period, without penalty.

Exhibit A - Page 1



EXHIBIT A
ACSC SMS PRODUCTS



Property: Riviera Hotel & Casino
Ship to: 2901 Las Vegas Boulevard South
Las Vegas, NJ 89109

10/9/2003

Part Number	Quantity	Description	Unit	Extension
		SOFTWARE		
AC-70-0163	1	SMS License (1,001-2,000 games)	$ 175,000.00	$ 175,000.00
AC-70-0145	1	Network Graphical Monitor Software	$ 10,000.00	$ 10,000.00
AC-70-0168	1	eTICKET Software License (1500+ slots)	$ 120,600.00	$ 120,600.00
	0	eTICKET Client License - $255 per game	$ -	$ -
	0	CDI CasinoCAD Millennium v4.0 Tier 1 (<399 Slots)	$ -	$ -
AC-70-0049	1	SMS Slot Analysis Module	$ 25,000.00	$ 25,000.00
	0	Delphi Runtime Software	$ -	$ -
	0	Delphi Runtime Maintenance, one year	$ -	$ -
	0	Club Door Access Software License	$ -	$ -
	0	Garage Gate Entry Software License	$ -	$ -
	0	Patron Registration Station Software License	$ -	$ -
AC-70-0116	1	Hardcount Scale Interface License	$ 10,000.00	$ 10,000.00
AC-70-0041	1	Softcount Interface License	$ 10,000.00	$ 10,000.00
	0	Softcount Scale Interface with Ticket Redemption	$ -	$ -
	0	G&D Interface	$ -	$ -
AC-70-0121	1	Interim Slot System Interface	$ 20,000.00	$ 20,000.00
	0	Pager Interface	$ -	$ -
	0	Multi Scan Interface	$ -	$ -
	0	Surveillance Module	$ -	$ -
	0	TDN Cash Dispensing Interface	$ -	$ -
	0	COINS Software Interface	$ -	$ -
	0	Graphic Display Show Editor	$ -	$ -
	0	Glen View Hopper Fill Software License (0-50 slots)	$ -	$ -
	0	AFT Software License (0-50 Slots)	$ -	$ -
	0	Authentication Software License	$ -	$ -
	0	Per NT Controller Board Licensing Fee for Authentication	$ -	$ -
	0	ePRINTER License Fee Per Game	$ -	$ -
	0	eLEAP License Fee Per Game	$ -	$ -
		TOTAL SOFTWARE		$ 370,600.00
		HARDWARE		
	0	**Base Wiring**		
KST-90090-BAS	1400	Base Communications Wiring Kit	$ 42.03	$ 58,842.00
	0	Molex Home Run Pin Kit	$ -	$ -
	0	Magnetic Drop Door Kit (One per machine)	$ -	$ -
	0	Magnetic Fill Door Kit (Standard one per machine)	$ -	$ -
	0	Mechanical Drop Door Kit (One per machine)	$ -	$ -
	0	Mechanical Fill Door Kit (Standard one per machine)	$ -	$ -
	0	Link Progressive Base/Machine Base Cable Kit	$ -	$ -
	0	IGT System Data Cable - Fiber Optic Cable Kit	$ -	$ -
	0	Molex 2 Pin Connector, 093	$ -	$ -
	0	Molex Male Pin, 093	$ -	$ -
		OPTIONAL SLOT BASE HARDWARE		
	0	Cable Kit, Multidrop	$ -	$ -
	0	Door Drop Board Kit	$ -	$ -
		DEVICES		
02S-91190-TST	1	Bench Tester	$ 2,500.00	$ 2,500.00
	0	Club Door Access Hardware Kit	$ -	$ -
	0	Garage Gate Entry Hardware Kit	$ -	$ -
KST-90090-GB3	4	Gearbox w/ 3 Artics & Optic Rack	$ 18,781.00	$ 75,124.00
KST-90090-GB3	1	Spare Gearbox w/3 Artics & Optic Rack	$ 18,781.00	$ 18,781.00
	0	Hardcount/Softcount Scale Interface kit	$ -	$ -
02S-96190-HAS	2	Host Access Server (HAS)	$ 8,476.00	$ 18,952.00
	0	SMS Training Test System	$ -	$ -
	0	SMS Training Test System w/ TITO	$ -	$ -
	0	Patron Registration Station Hardware Kit	$ -	$ -
	0	Club Booth Station Hardware Kit - Standard Display	$ -	$ -
	0	Club Booth Station Hardware Kit - Graphic Display	$ -	$ -
05S-93090-CPS	2	eTICKET Coupon Server Hardware (OS2 based)	$ 8,900.00	$ 17,800.00
	0	eTICKET Coupon Server Hardware (Windows based)	$ -	$ -
BS-88-0004	6	Symbol Bar Code Scanner	$ 1,500.00	$ 9,000.00
05A-90790-MSU	2	Multi Scan Unit MT-31	$ 22,000.00	$ 44,000.00
	0	Manuals-Add'l Complete Set of 42	$ -	$ -
	0	Pin Pad Unit w/PS2 cable connection, used for Pin Number entry	$ -	$ -
	0	Pin Pad Unit Program Pen	$ -	$ -
	0	ePRINTER Kit for IGT S+ machine	$ -	$ -
	0	eLEAP (Hit Board) Kit for IGT S+ machine	$ -	$ -
		IN GAME HARDWARE		
		GRAPHIC DISPLAY, SMS READY		
	0	Generic Machine Graphic Display	$ -	$ -
	0	Kit, Aristocrat, Mark6 MAV 500 Upright	$ -	$ -
	0	Kit, Aristocrat Deluxe Stepper (CDS US 0320)	$ -	$ -





Bally

EXHIBIT A
ACSC SMS PRODUCTS

ACSC

Property: Riviera Hotel & Casino
Ship to: 2901 Las Vegas Boulevard South
Las Vegas, NJ 89109

10/9/2003

Part Number	Quantity	Description	Unit	Extension
	0	Kit, Atronics Upright WBC Game Kit	$ -	$ -
	0	Kit, IGT Vision S2000 4 & 5 Reel	$ -	$ -
	0	Kit, IGT Vision S2000 3 Reel	$ -	$ -
	0	Kit, IGT S2000 Slant Top	$ -	$ -
	0	Kit, IGT GameKing Bartop	$ -	$ -
	0	Kit, IGT GameKing+ 17" Monitor	$ -	$ -
	0	Kit, IGT GameKing+ 19" Monitor	$ -	$ -
	0	Kit, IGT GK Slant Top (LEXUS)	$ -	$ -
	0	Kit, Wms 550 Monopoly Upright	$ -	$ -
	0	Kit, Sigma, SG300 Upright/SG300 Life	$ -	$ -
	0	Kit, Sigma UV1700/UV1700 "Life" Upright	$ -	$ -
		TEXT DISPLAY, SMS READY		
KST-0F001-GEN	1400	Generic Machine Text Display	$ 1,099.00	$ 1,538,600.00
	0	Kit, Aristocrat, Mark6 MAV 500 Upright	$ -	$ -
	0	Kit, Aristocrat MK5 MPV, Imbedded Player Tracking	$ -	$ -
	0	Kit, Aristocrat MK4 (540 PTM), Imbedded Player Tracking	$ -	$ -
	0	Kit, Aristocrat Deluxe Stepper (CDS US 0320)	$ -	$ -
	0	Kit, Atronics Upright WBC Game Kit	$ -	$ -
	0	Kit, Atronics "Titan" Upright, Imbedded Player Tracking	$ -	$ -
	0	Bally 5500 Upright, Imbedded Player Tracking	$ -	$ -
	0	Bally 5500 Narrow, Upright Imbedded Player Tracking	$ -	$ -
	0	Bally 5500 Upright, Side Mount Player Tracking	$ -	$ -
	0	Bally 5500 Slant Top, Imbedded Player Tracking	$ -	$ -
	0	Bally V7000 Upright, Cap Box Player Tracking	$ -	$ -
	0	Bally V7000 Slant Top, Imbedded Player Tracking	$ -	$ -
	0	Bally 5500 Mini Bertha Upright, Imbedded Player Tracking	$ -	$ -
	0	Kit, IGT Vision S2000 4 & 5 Reel	$ -	$ -
	0	Kit, IGT Vision S2000 3 Reel	$ -	$ -
	0	Kit, IGT S2000 Slant Top	$ -	$ -
	0	Kit, IGT GameKing Bartop	$ -	$ -
	0	Kit, IGT GameKing+ 17" Monitor	$ -	$ -
	0	Kit, IGT GameKing+ 19" Monitor	$ -	$ -
	0	Kit, IGT GK Slant Top (LEXUS)	$ -	$ -
	0	Kit, IGT S+ Upright Imbedded Player Tracking	$ -	$ -
	0	Kit, IGT S+ Upright Side Mount Player Tracking	$ -	$ -
	0	Kit, IGT PE+ Upright Cap Box Player Tracking	$ -	$ -
	0	Kit, IGT PE+ Upright Side Mount Player Tracking	$ -	$ -
	0	Kit, IGT S+/PE+ Slant Top, Imbedded Player Tracking	$ -	$ -
	0	Kit, Konami Upright Video	$ -	$ -
	0	Kit, Wms 550 Upright includes Monopoly	$ -	$ -
	0	Kit, Wms 3601 and 35S Slant Top (Dice & SQ)	$ -	$ -
	0	Kit, Wms 400, 40S & 4055 Reel Upright	$ -	$ -
	0	Kit, Wms 350 & 35S Reel Slant Top	$ -	$ -
	0	Kit, Wms 380 & 3601 Video Slant Top	$ -	$ -
	0	Kit, Sigma SG-32B, SG-50, SG-150 & SG-150+ Reel Upright	$ -	$ -
	0	Kit, Sigma SG-300 / SG 300 Life	$ -	$ -
	0	Kit, Sigma UV-1700/UV-1700 Life Dallas Video Upright	$ -	$ -
	0	Kit, Sigma SG-112B Video Upright	$ -	$ -
	0	Kit, Sigma PT-4B Reel * PT-2B Video Upright	$ -	$ -
	0	Kit, Sigma SV-1900 Dallas 19" Video Slant Top (Henry/Yahtzee) & SR 3000 Reel Slant To	$ -	$ -
	0	Kit, Unidesa 300MG, Imbedded Player Tracking	$ -	$ -
	0	Kit, VLC 8725 & 8825 Video Upright	$ -	$ -
	0	Kit, VLC 8809 Video Slant Top	$ -	$ -
		TEXT DISPLAY		
	0	Kit, Bally, S6000 Upright	$ -	$ -
	0	Kit, Bally, V7200 Slant Top 19" Video	$ -	$ -
	0	Kit, Bally, S6000 Slant Top	$ -	$ -
	0	Kit, Bally, V7200 Upright, V8700, EVO Hybrid Upright	$ -	$ -
	0	Kit, ACSC System, Hybrid	$ -	$ -
		PLAYER TRACKING PANELS (RETRO)		
KPR-09900-GEN	1400	Generic Panel Kit	$ 95.00	$ 133,000.00
	0	Kit, Aristocrat MK4, Black Front	$ -	$ -
	0	Kit, Aristocrat MK4, Chrome Front	$ -	$ -
	0	Kit, Aristocrat MK5, Chrome Front	$ -	$ -
	0	Kit, Aristocrat CDS Stepper, Black	$ -	$ -





Bally

EXHIBIT A
ACSC SMS PRODUCTS

ACSC

Property: Riviera Hotel & Casino
Ship to: 2901 Las Vegas Boulevard South
Las Vegas, NJ 89109

10/9/2003

Part Number	Quantity	Description	Unit	Extension
	0	Kit, Atronics, Panel, Upright Video	$ -	$ -
	0	Kit, Atronics, Panel, Upright Video w/ Ticket Printer	$ -	$ -
	0	Kit, Atronics, Panel, Video Slant Top	$ -	$ -
	0	Kit, Bally, Bracket-HW Kit, Faceplate - V7200 & 8700, EVO, S6000 Slant Top	$ -	$ -
	0	Kit, Bally, Bracket-HW Kit, Faceplate - OT/MC, S6000 Upright (Monte Carlo/Playboy)	$ -	$ -
	0	Kit, Bally, Bracket-HW Kit, Faceplate - S6000, Upright Chop Top Reel	$ -	$ -
	0	Kit, Bally, Bracket-HW Kit, Faceplate - S6000, Upright Wide Top Reel	$ -	$ -
	0	Kit, Bally, Bracket-HW Kit, Faceplate - S6000, Upright Round Top Reel	$ -	$ -
	0	Kit, Bally 5500 Wide Player Tracking	$ -	$ -
	0	Kit, Bally 5500 Narrow Player Tracking	$ -	$ -
	0	Kit, Bally 5500 Rount Top Player Tracking	$ -	$ -
	0	Kit, Bally 5500 Side Mount Player Tracking	$ -	$ -
	0	Kit, Bally 5500 Mini Bertha, Chrome	$ -	$ -
	0	Kit, Bally 5500 Anchor WOG, White	$ -	$ -
	0	Kit, Bally 5500 Anchor WOG, Black	$ -	$ -
	0	Kit, Bally V7000 Cap Box Player Tracking	$ -	$ -
	0	Kit, Bally V7000 Round Top Player Tracking	$ -	$ -
	0	Kit, Bally V7000 Side Mount Player Tracking	$ -	$ -
	0	Kit, Bally V7000 Cap Box Insert Only Player Tracking	$ -	$ -
	0	Kit, Bally 5500/V7000 Slant Top Player Tracking	$ -	$ -
	0	Kit, IGT, Panel, Vision S2000 3 Reel	$ -	$ -
	0	Kit, IGT, Panel, Vision S2000 3 Reel, Gold	$ -	$ -
	0	Kit, IGT, Panel, Vision S2000 4-5 Reel w/ Ticket Printer	$ -	$ -
	0	Kit, IGT, Panel, Vision S2000 4-5 Reel, Gold w/ Ticket Printer	$ -	$ -
	0	Kit, IGT, Panel, S2000 Slant Top	$ -	$ -
	0	Kit, IGT, Panel, Bar Crest Reel	$ -	$ -
	0	Kit, IGT, Panel, S+ Upright, Side Mount Player Tracking	$ -	$ -
	0	Kit, IGT, Panel, S+ Upright Flip Flop, Chrome	$ -	$ -
	0	Kit, IGT, Panel, S+ Upright, Imbedded 2" Player Tracking (One Piece, Chrome)	$ -	$ -
	0	Kit, IGT, Panel, S+ Upright, Imbedded 2" Player Tracking (Two Piece, Chrome)	$ -	$ -
	0	Kit, IGT, Panel, S+/PE+ Slant Top SDS Cap Box	$ -	$ -
	0	Kit, IGT, Panel, S+/PE+ Slant Top SDS Cap Box Insert Only	$ -	$ -
	0	Kit, IGT, Panel, PE+/GameKing Upright Side Mount Player Tracking	$ -	$ -
	0	Kit, IGT, Panel, PE+ Upright Cap Box Player Tracking (Unfinished)	$ -	$ -
	0	Kit, IGT, Panel, PE+ Upright Cap Box Player Tracking (Red)	$ -	$ -
	0	Kit, IGT, Panel, PE+ Upright Cap Box Player Tracking (Black)	$ -	$ -
	0	Kit, IGT, Panel, PE+ Upright SDS Cap Box Insert Only	$ -	$ -
	0	Kit, IGT, Panel, GK+ 19" Monitor, Upright Chrome 3" w/ Ticket Printer	$ -	$ -
	0	Kit, IGT, Panel, GK+ 19" Monitor, Upright Gold 3" w/ Ticket Printer	$ -	$ -
	0	Kit, IGT, Panel, IGame + 17" Monitor Upright RT Chrome 3" w/ Ticket Printer	$ -	$ -
	0	Kit, IGT, Panel, Video Slant Top, Adams Family, Lexus, Black	$ -	$ -
	0	Kit, IGT, Panel, Lexus Slant Top Chrome Arch Top	$ -	$ -
	0	Kit, IGT, Panel, Lexus Slant Top Gold Arch Top	$ -	$ -
	0	Kit, IGT, Panel, Slant Top Austin Powers, Lexus	$ -	$ -
	0	Kit, IGT, Panel, Slant Top Silver Dream of Jeannie and Jeopardy, Lexus	$ -	$ -
	0	Kit, IGT, Panel, Slant Top Sun Gold, Lexus	$ -	$ -
	0	Kit, IGT, Panel, GameKing Lexus Slant, gold w/Oval Speakers	$ -	$ -
	0	Kit, IGT, Panel, Slant Top 13" Lexus	$ -	$ -
	0	Kit, IGT, Panel, Slant Top 13" Lexus, Gold	$ -	$ -
	0	Kit, WMS, Panel, 550 Upright Video, Black	$ -	$ -
	0	Kit, WMS, Panel, 550 Upright Video, Chrome	$ -	$ -
	0	Kit, WMS, Panel, 550 Upright Monopoly/Bonus Feature Top Unit	$ -	$ -
	0	Kit, WMS, Panel, 4055 Reel Upright	$ -	$ -
	0	Kit, WMS, Panel, Video Slant Top, White	$ -	$ -
	0	Kit, WMS, Panel, Video Slant Top	$ -	$ -
	0	Kit, WMS, Panel, Monopoly Slant Top w/ Dice	$ -	$ -
	0	Kit, Sigma SG32B Upright, Black	$ -	$ -
	0	Kit, Sigma/Mikohn UV1700 Upright, Black	$ -	$ -
	0	Kit, Sigma/Mikohn UV1700 Upright, Chrome	$ -	$ -
	0	Kit, Sigma SG112B w/ SDS Cap Box, Black	$ -	$ -
	0	Kit, Sigma PT4B & PT2B Slant, Black	$ -	$ -
	0	Kit, Sigma PT4B & PT2B Slant Top, Gold Vein	$ -	$ -
	0	Kit, Sigma SG50B Upright, Chrome	$ -	$ -
	0	Kit, Sigma SG150B & SG150B+ Upright, Black	$ -	$ -
	0	Kit, Sigma SG150B * SG150B+ Upright, Chrome	$ -	$ -
	0	Kit, Sigma SV-1900 Dallas Henry/Yatz Slant, Black	$ -	$ -
	0	Kit, Unidesa 300 MG, Chrone	$ -	$ -
	0	Kit, VLC 8725 & 8825 Cap Kit, Black	$ -	$ -
	0	Kit, VLC 8725 & 8825 Cap Kit, Unfinished	$ -	$ -
	0	Kit, VLC 8809 Slant, Black	$ -	$ -
	0	Sigma SG112B Cover Plate, Door	$ -	$ -
	0	VLC 8825 Cover Plate, Top Unit	$ -	$ -
	0	VLC 8825 Cover Plate, Door	$ -	$ -
		BEZELS, KEYPADS, NT BOARDS AND TRANSFORMERS		



Bally

EXHIBIT A
ACSC SMS PRODUCTS



ACSC

Property: Riviera Hotel & Casino
Ship to: 2901 Las Vegas Boulevard South
Las Vegas, NJ 89109

10/9/2003

Part Number		Quantity	Description	Unit	Extension
		0	Bezel, White	$ -	$ -
		0	Bezel, Black	$ -	$ -
		0	Bezel, Gold	$ -	$ -
		0	Keypad, 6 x 5.5 Side Box/Bar Box	$ -	$ -
		0	Keypad, 6 x 5.5 Bar Box (Cut)	$ -	$ -
		0	Keypad, 12.75	$ -	$ -
		0	Keypad, 12.75 (Cut, MAV/EVO)	$ -	$ -
		0	Keypad, 16.6	$ -	$ -
		0	Keypad, 18.2	$ -	$ -
		0	Keypad, 19.5	$ -	$ -
		0	NT Board (Non-Authentication)	$ -	$ -
		0	NT Board (Authentication)	$ -	$ -
		0	110 VAC, 60 Hz Transformer	$ -	$ -
		0	220 VAC, 50 Hz Transformer	$ -	$ -
			SPARE PARTS (5% of total games)		
02S-90090-NTX		50	NT Board (Non-Authentication)	$ 530.00	$ 26,500.00
		0	NT Board (Authentication)	$ -	$ -
06S-A6550-	XXX	10	Keypad, 6 x 5.5 Side Box/Bar Box	$ 89.00	$ 890.00
06M-A6550-	XXX	10	Keypad, 6 x 5.5 Bar Box (Cut)	$ 89.00	$ 890.00
06S-A1275-	XXX	10	Keypad, 12.75	$ 89.00	$ 890.00
06M-A1275-	XXX	5	Keypad, 12.75 (Cut, MAV/EVO)	$ 89.00	$ 445.00
06S-A1660-	XXX	5	Keypad, 16.6	$ 89.00	$ 445.00
06S-A1820-	XXX	5	Keypad, 18.2	$ 89.00	$ 445.00
06S-A1950-	XXX	5	Keypad, 19.5	$ 89.00	$ 445.00
02S-93190-VFD		30	VFD Text Display 6.9 x 1.7	$ 130.00	$ 3,900.00
02S-93290-VFD		30	VFD Text Display 5 x 2.25	$ 130.00	$ 3,900.00
		0	VFD Graphic Display	$ -	$ -
		0	Graphic Display Adapter Board	$ -	$ -
02S-92290-TAP		73	Molex Base T-Tap	$ 34.00	$ 2,482.00
02S-90790-LED		75	Logo LED Board	$ 26.00	$ 1,950.00
02S-94291-RDR		80	Two Track Card Reader	$ 135.00	$ 10,800.00
			TOTAL HARDWARE		$ 1,968,581.00
			TOTAL SMS SYSTEM PURCHASE PRICE		$ 2,339,181.00

*These numbers are preliminary and will be finalized after Bally has received a complete slot breakdown (manufacture/model/make) and Bally has conducted a pre-installation site inspection of Customers slot machines.

**ACSC incorporates a 3rd party development tool (Delphi) as part of the Slot Analysis Module. The 3rd party's maintenance fee is included for one year. Subsequent years will be invoiced directly by the 3rd party vendor.

***Maintenance for 3rd party products will be invoiced directly by the 3rd party vendor.





EXHIBIT A
ACSC CMS PRODUCTS

Property: Riviera Hotel & Casino
Ship To: 2901 Las Vegas Boulevard South
Las Vegas, NJ 89109

10/9/2003

Part Number	Quantity	Description	Unit	Extension
		COMPUTER SYSTEMS		
	0	IBM AS/400 Hardware – Small Casino (Up to 750 Slots)	$ -	$ -
		TOTAL COMPUTER SYSTEMS		$ -
		SOFTWARE		
AC-70-0038	1	CMS System License (1,001-2,000 games)	$ 285,000.00	$ 285,000.00
AC-70-0004	1	BI Base ETL System: DW Extract/Transform/Load	$ 15,000.00	$ 15,000.00
AC-70-0005	1	BI Module - Analysis: Extract, Pro-forma & Upload	$ 5,000.00	$ 5,000.00
AC-70-0006	1	BI Module - Analysis: Groups Performance	$ 5,000.00	$ 5,000.00
AC-70-0007	1	BI Module - Analysis: Hotel (LMS) & Gaming Patron Combined	$ 10,000.00	$ 10,000.00
AC-70-0008	1	BI Module - Analysis: Market Segmentation	$ 5,000.00	$ 5,000.00
AC-70-0009	1	BI Module - Analysis: Patron Response History	$ 5,000.00	$ 5,000.00
	0	Showcase Data Warehouse Mgr. (Prereq. To BI Items)	$ -	$ -
	0	Showcase-EssBase Configuration, 2 to 4 Seats	$ -	$ -
	0	Showcase EssBase Analyzer	$ -	$ -
AC-70-0209	1	Promo Credits - eBONUS (1,001 to 2,000 games)	$ 239,000.00	$ 239,000.00
AC-70-0200	1	Flex Play, Promo Credits - eBONUS	$ -	$ -
	0	eCOUPON Software License	$ -	$ -
	0	eCOUPON Client License - $145 per slot machine	$ -	$ -
AC-70-0161	1	eFUNDS (Two Way) and ePROMO (One Way) Software License (4,001	$ -	$ -
	0	Central Credit and Credit Bureau Interface	$ -	$ -
	0	CMS Corporate Card Support	$ -	$ -
	0	CMS Universal Card Support	$ -	$ -
	0	Cruise Ticketing & Reservations License	$ -	$ -
	0	e.File Clerk: Cold Server	$ -	$ -
	0	e.File Clerk: Host System	$ -	$ -
	0	Group1 Address Hygiene Interface	$ -	$ -
	0	Group1 CODE1 Integrator Series-License Fee	$ -	$ -
	0	Group1 CODE1 Plus License Fee (+3 million transactions)	$ -	$ -
	0	POS Comp Interface (Micros/Infogenesis/Squirrel)	$ -	$ -
	0	Tennecom Interface - Basic	$ -	$ -
	0	Tennecom Interface - Advanced	$ -	$ -
		TOTAL SOFTWARE		$ 569,000.00
		HARDWARE		
	0	NBS Advantage ImageAce Thermal Player Card Printer	$ -	$ -
	0	NBS Advantage ImageMaster	$ -	$ -
	0	NBS ImageAce 5256 Twinax Interface and Cable	$ -	$ -
	0	NBS ImageAce Magnetic Encoder	$ -	$ -
	0	NBS ImageAce PCMCIA Font Card 512K	$ -	$ -
	0	NBS ImageMaster 5256 Twinax Interface and Cable	$ -	$ -
	0	NBS ImageMaster Magnetic Encoder	$ -	$ -
	0	NBS ImageMaster PCMCIA Font Card 512K	$ -	$ -
	0	Player Card Mag Swipe Reader	$ -	$ -
		TOTAL HARDWARE		$ -
		TOTAL CMS SYSTEM PURCHASE PRICE		$ 569,000.00





Bally

Exhibit A
ACSC Professional Services
Riviera Hotel & Casino

XPERT Services

Part Number	Quantity	Description	Unit	Extension
		XPERT SERVICES		
AC-70-0113		Xpert Education & Training -- Hourly Rate	$ 125.00	$ -
AC-70-0115		Xpert Marketing & Planning -- Hourly Rate	$ 150.00	$ -
AC-70-0047		Xpert Marketing & Planning - Customer Call Center	$ 40,000.00	$ -
AC-70-0051		Xpert Marketing & Planning - Direct Marketing Consulting	$ 30,000.00	$ -
AC-70-0114	1	Xpert Marketing & Planning - Executive Marketing Workshop	$ 7,500.00	$ 7,500.00
AC-70-0150		Xpert Marketing & Planning - Player Development & Telemarketing Program	$ 21,000.00	$ -
AC-70-0151		Xpert Marketing & Planning - Player's Club Development	$ 15,000.00	$ -
AC-70-0177		Xpert Marketing & Planning - Telemarketing	$ 35,000.00	$ -
AC-70-0154		Xpert Technology Services - Billable Programming, Per Hour	$ 125.00	$ -
AC-70-0048	1	Xpert Technology Services - Database Conversion (IGT SMART & LSI)	$ 30,000.00	$ 30,000.00
AC-70-0155		Xpert Technology Services - IS Project Management, Per Hour	$ 125.00	$ -
		TOTAL XPERT SERVICES		**$ 37,500.00**
		SMS SERVICES		
AC-70-0110	1	SMS Installation Management & Training -- Tier 2 (1001 to 2000 Slots)	$ 39,500.00	$ 39,500.00
AC-70-0016	0	CDI CasinoCAD Millennium v4.0 Tier 1 Training & Installation	$ 5,500.00	$ -
BS-81-0007	0	COINS Installation & Training	$ 12,500.00	$ -
AC-70-0166	1	SMS™ TI/TO Installation & Training/Project Management	$ 22,500.00	$ 22,500.00
AC-70-0133		Maintenance Assistance Program "Slots"	$ 6,000.00	$ -
KSH-0102-MCF	0	Service to Upgrade NT Controller to Authentication DSA EPROM & 1 MEG RAM	$ 58.00	$ -
AC-70-0172		Sub-contracted Man Power for Slot Installation -- Hourly Rate	$ 40.00	$ -
AC-70-0201		SMS Technical Services Labor (Daily Rate)	$ 1,200.00	$ -
AC-70-0202		SMS Consulting Services (Daily Rate)	$ 1,500.00	$ -
		TOTAL SMS SERVICES		**$ 62,000.00**
		CMS SERVICES		
AC-70-0101	1	CMS Installation & Training (1,001-2,000 games)	$ 59,480.00	$ 59,480.00
AC-70-0100	1	ACSC Overall Project Management	$ 40,000.00	$ 40,000.00
AC-70-0011		BI Programming, Custom, hourly rate	$ 150.00	$ -
AC-70-0010		BI Xpert Onsite DW Installation & Training Services, Per Hour	$ 150.00	$ -
AC-70-0045	0	Cruise Ticketing Installation & Training	$ 12,000.00	$ -
AC-70-0071	0	Group1 CODE1 Installation-Fast Start	$ 6,000.00	$ -
AC-70-0080	0	Group1 CODE1 Training - 2 days	$ 3,000.00	$ -
		TOTAL CMS SERVICES		**$ 99,480.00**
		GRAND TOTAL SERVICES PURCHASE PRICE		**$ 198,980.00**





Bally

EXHIBIT A
ACSC MAINTENANCE FEES
Riviera Hotel & Casino

ACSC

SMS MAINTENANCE

Description	Annual Maintenance	Monthly Maintenance
AFT Software License	$ -	$ -
Authentication Software	$ -	$ -
Club Door Access Software	$ -	$ -
COINS Monthly Support	$ -	$ -
ePRINTER License	$ -	$ -
eLEAP License	$ -	$ -
eTICKET Software		$ -
G&D Interface	$ -	$ -
Garage Gate Entry Software	$ -	$ -
Glen View Hopper Fill Software	$ -	$ -
Graphic Display Show Editor	$ -	$ -
Hardcount Scale Interface	$ 1,800.00	$ 150.00
Multi Scan Interface	$ -	$ -
Network Graphical Monitor Software	$ 1,800.00	$ 150.00
NT Controller Board License for Authentication	$ -	$ -
Pager Interface	$ -	$ -
Patron Registration Station Software	$ -	$ -
SMS Software	$ 27,000.00	$ 2,250.00
SMS Slot Analysis Software	$ 3,600.00	$ 300.00
Softcount Interface	$ 1,800.00	$ 150.00
Softcount Scale Interface with Ticket Redemption	$ -	$ -
Surveillance Module	$ -	$ -
TDN Cash Dispensing Interface	$ -	$ -

# of Games	Description	Maintenance Per Game	Extension
	Coins Software Interface	$ 2.50	$ -
1400	SMS	$ 2.50	$ 3,500.00
	Promo Credits (eBONUS)	$ -	$ -
300	eTICKET	$ 4.25	$ 1,275.00
	eFUNDS	$ 2.50	$ -
	ePROMO	$ 2.50	$ -
	eCOUPON	$ 2.50	$ -

TOTAL SMS MONTHLY MAINTENANCE $ 7,775.00

CMS MAINTENANCE

Description	Annual Maintenance	Monthly Maintenance
BI Base ETL System: DW Extract/Transform/Load	$ 3,000.00	$ 250.00
BI Module - Analysis: Extract, Pro-forma & Upload	$ 1,000.00	$ 83.33
BI Module - Analysis: Groups Performance	$ 1,000.00	$ 83.33
BI Module - Analysis: Hotel (LMS) & Gaming Patron Combined	$ 2,000.00	$ 166.67
BI Module - Analysis: Market Segmentation	$ 1,000.00	$ 83.33
BI Module - Analysis: Patron Response History	$ 1,000.00	$ 83.33
Central Credit and Credit Bureau Interface	$ -	$ -
CMS Corporate Card Support	$ -	$ -
CMS Maintenance Fee	$ 36,000.00	$ 3,000.00
CMS Universal Card Support	$ -	$ -
Cruise Ticketing & Reservations License	$ -	$ -
eFUNDS Software	$ -	$ -
Flex Play, Promo Credits (eBONUS)	$ -	$ -
Group1 Address Hygiene Interface	$ -	$ -
POS Comp Interface (Micros/Infogenesis/Squirrel)	$ -	$ -
Tennecom Interface	$ -	$ -

TOTAL CMS MONTHLY MAINTENANCE $ 3,750.00

GRAND TOTAL MONTHLY MAINTENANCE FEES $ 11,525.00

*Maintenance for 3rd party products will be invoiced directly by the 3rd party vendor.

ACSC
RIVIERA LAS VEGAS
FEE INFORMATION
HARDWARE, SOFTWARE APPLICATIONS AND SERVICES

18.0%
36.0%

HARDWARE APPLICATIONS / SERVICE	LICENSE (NON-CUSTOM)	LICENSE (CUSTOM)	LICENSE SUB-TOTAL	INSTAL-LATION & TRAINING	HARDWARE	Discount	TOTAL	ANNUAL MAINT. FEE	MONTHLY MAINT. FEE
SMS SYSTEM COMPONENTS									
SMS License	$ 175,000		$ 175,000			$ (25,000)	$ 150,000	$ 27,000	$ 2,250
Slot Analysis Module	25,000		25,000			(5,000)	20,000	3,600	300
Games Hardware - Retrofit (1,400 @ $996, less $96 disc)			-		1,394,400		1,394,400		
Base Wiring			-		53,361		53,361		
SMS Monthly Maintenance ($2.50 per game/month)*			-					42,000	3,500
NETWORK HARDWARE									
Gearboxes w/Artic Cards & Optic rack (includes 1 spare)			-		85,095		85,095		
HASS File Servers-Hot and Backup			-		15,362		15,362		
IGT Interim Interface		20,000	20,000				20,000		
SMS Network System Monitor Software	10,000		10,000				10,000	1,800	150
Bench Tester			-		2,500		2,500		
Metler/Toledo Scale Interface	6,600		6,600				6,600	1,800	150
Mosler/Toshiba Currecncy Counter Interface	6,600		6,600				6,600	1,800	150
SMS Project Management & Training			-	39,500			39,500		
SMS in-game Spare Parts			-		68,352		68,352		
CMS APPLICATION									
CMS License	125,000		125,000			(25,000)	100,000	36,000	3,000
IGT Conversion		25,000	25,000				25,000		
LSI Converison		-	-				-		
CMS Project Management & Training			-	59,480			59,480		-
MANAGEMENT SERVICES									
Overall Project Management			-	40,000			40,000		
Executive Marketing Planning Workshop			-	7,500			7,500		
ADDITIONAL ITEMS/SERVICES							-		
Cashless Wagering Software License	-		-				-		
Promotional Credit License	250,000		250,000			(11,000)	239,000		
BUSINESS INTELLIGIENCE/DATA WAREHOUSING									
SPSS Showcase Data Warehouse Manager	-		-				-		
ACSC Data Warehouse Create/Build/Load	15,000		15,000				15,000		
ACSC Extract, Proforma & Upload	5,000		5,000				5,000		
ACSC Group Analysis	5,000		5,000				5,000		
ACSC Hotel & Gaming Combined	10,000		10,000				10,000		
ACSC Market Segmentation	5,000		5,000				5,000		
ACSC Patron Response History									
ACSC On-site installation & Training			-	3,600			3,600		
Data Warehouse Maintenance			-				-	8,000	750
ACSC eTICKET							-		
ACSC eTICKET License Fee	155,000		155,000			(34,400)	120,600		
ACSC eTICKET Overall Project Management			-	22,500			22,500		
(6) Symbol Scanner			-		9,000		9,000		
(2) Multi-Scan High Speed Ticket Counters			-		45,000		45,000		
(2) Coupon Servers			-		16,952	(402)	16,550		
eTICKET Monthly Maintenance (4.25 per ticketed game/month)**			-				-	15,300	1,275
Sub-Total	793,200	45,000	838,200	172,580	1,690,022	(100,802)	2,600,000	137,300	11,525
Sales Tax @ 7.50%***	59,490				126,752	(7,560)	178,682		
Total	$ 852,690	$ 45,000	$ 838,200	$ 172,580	$ 1,816,774	$ (108,362)	$ 2,778,682	$ 137,300	$ 11,525

* Assumes installation of 1,400 units

** Assumes eTICKET is enabled on 300 games

*** Effective 10/1/03, the sales tax will be increased to 7.50%.

Riviera Casino
Compound Period: Monthly

Nominal Annual Rate: 6.000%
Effective Annual Rate: 6.168%
Periodic Rate: 0.5000%
Daily Rate: 0.01667%

CASH FLOW DATA

	Event	Start Date	Amount	Number Period	End Date
1	Loan	10/1/2003	694,670.50	1	
2	Payment	10/1/2003	260,000.00	1	
3	Payment	11/1/2003	Interest Only	1	
4	Loan	12/1/2003	694,670.50	1	
5	Payment	12/1/2003	Interest Only	1	
6	Loan	1/1/2004	694,670.50	1	
7	Payment	1/1/2004	Interest Only	1	
8	Loan	2/1/2004	694,670.50	1	
9	Payment	3/1/2004	59,550.33	48 Monthly	2/1/2008

AMORTIZATION SCHEDULE - Normal Amortization, 360 Day Year

	Date	Loan	Payment	Interest	Principal	Balance
Loan	10/1/2003	694,670.50				694,670.50
1	10/1/2003		260,000.00	-	260,000.00	434,670.50
2	11/1/2003		2,173.35	2,173.35	-	434,670.50
Loan	12/1/2003	694,670.50		2,173.75	(2,173.35)	1,131,514.35
3	12/1/2003					1,131,514.35
2003 Totals		1,389,341.00	262,173.35	4,346.70	257,826.65	
Loan	1/1/2004	694,670.50		5,657.57	(5,657.57)	1,831,842.42
4	1/1/2004					1,831,842.42
Loan	2/1/2003	694,670.50		9,159.21	(9,159.21)	2,535,672.13
5	3/1/2004		59,550.33	12,678.36	46,871.97	2,488,800.16
6	4/1/2004		59,550.33	12,444.00	47,106.33	2,441,693.83
7	5/1/2004		59,550.33	12,208.47	47,341.86	2,394,351.97
8	6/1/2004		59,550.33	11,971.76	47,578.57	2,346,773.40
9	7/1/2004		59,550.33	11,733.87	47,816.46	2,298,956.94
10	8/1/2004		59,550.33	11,494.78	48,055.55	2,250,901.39
11	9/1/2004		59,550.33	11,254.51	48,295.82	2,202,605.57
12	10/1/2004		59,550.33	11,013.03	48,537.30	2,154,068.27
13	11/1/2004		59,550.33	10,770.34	48,779.99	2,105,288.28
14	12/1/2004		59,550.33	10,526.44	49,023.89	2,056,264.39
2004 Totals		1,389,341.00	595,503.30	130,912.34	464,590.96	
15	1/1/2005		59,550.33	10,281.32	49,269.01	2,006,995.38
16	2/1/2005		59,550.33	10,034.98	49,515.35	1,957,480.03
17	3/1/2005		59,550.33	9,787.40	49,762.93	1,907,717.10
18	4/1/2005		59,550.33	9,538.59	50,011.74	1,857,705.36
19	5/1/2005		59,550.33	9,288.53	50,261.80	1,807,443.56
20	6/1/2005		59,550.33	9,037.22	50,513.11	1,756,930.45
21	7/1/2005		59,550.33	8,784.65	50,765.68	1,706,164.77
22	8/1/2005		59,550.33	8,530.82	51,019.51	1,655,145.26
23	9/1/2005		59,550.33	8,275.73	51,274.60	1,603,870.66
24	10/1/2005		59,550.33	8,019.35	51,530.98	1,552,339.68
25	11/5/2003		59,550.33	7,761.70	51,788.63	1,500,551.05
26	12/1/2005		59,550.33	7,502.76	52,047.57	1,448,503.48
2005 Totals		-	714,603.96	106,843.05	607,760.91	
27	1/1/2006		59,550.33	7,242.52	52,307.81	1,396,195.67
28	2/1/2006		59,550.33	6,980.98	52,569.35	1,343,626.32
29	3/1/2006		59,550.33	6,718.13	52,832.20	1,290,794.12
30	4/1/2006		59,550.33	6,453.97	53,096.36	1,237,697.76
31	5/1/2006		59,550.33	6,188.49	53,361.84	1,184,335.92
32	6/1/2006		59,550.33	5,921.68	53,628.65	1,130,707.27
33	7/1/2006		59,550.33	5,653.54	53,896.79	1,076,810.48
34	8/1/2006		59,550.33	5,384.05	54,166.28	1,022,644.20
35	9/1/2006		59,550.33	5,113.22	54,437.11	968,207.09
36	10/1/2006		59,550.33	4,841.04	54,709.29	913,497.80
37	11/1/2006		59,550.33	4,567.49	54,982.84	858,514.96
38	12/1/2006		59,550.33	4,292.57	55,257.76	803,257.20
2006 Totals		-	714,603.96	69,357.68	645,246.28	
39	1/1/2007		59,550.33	4,016.29	55,534.04	747,723.16
40	2/1/2007		59,550.33	3,738.62	55,811.71	691,911.45
41	3/1/2007		59,550.33	3,459.56	56,090.77	635,820.68
42	4/1/2007		59,550.33	3,179.10	56,371.23	579,449.45
43	5/1/2007		59,550.33	2,897.25	56,653.08	522,796.37
44	6/1/2007		59,550.33	2,613.98	56,936.35	465,860.02
45	7/1/2007		59,550.33	2,329.30	57,221.03	408,638.99
46	8/1/2007		59,550.33	2,043.19	57,507.14	351,131.85
47	9/1/2007		59,550.33	1,755.66	57,794.67	293,337.18
48	10/1/2007		59,550.33	1,466.69	58,083.64	235,253.54
49	11/1/2007		59,550.33	1,176.27	58,374.06	176,879.48
50	12/1/2007		59,550.33	884.40	58,665.93	118,213.55
2007 Totals		-	714,603.96	29,560.31	685,043.65	
51	1/1/2008		59,550.33	591.07	58,959.26	59,254.29
52	2/1/2008		59,550.33	296.04	59,254.29	-
2008 Totals		-	119,100.66	887.11	118,213.55	
Grand Totals		2,778,682.00	3,120,589.19	341,907.19	2,778,682.00	



EXHIBIT B

QUOTE and SMS™ ENGINEERING NOTES
Riviera Hotel & Casino

1. This proposal includes, (2) Keypad Artwork proofs, Drop Door monitoring hardware (if applicable), Fill Door monitoring hardware (if applicable), SMS☐ progressive cabling (if applicable).

2. Pricing does not include any installation labor. BALLY will provide on site training, supervision and assistance.

3. All machines must be hardware and serially bi-directional compatible with SMS☐(contact BALLY for current support listing). Some Machines may require additional interface hardware supplied by the Slot manufacturer at the Customers responsibility.

4. This proposal is pending BALLY obtaining any protocol use licenses from the applicable game manufacturers.

5. Purchaser must provide custom Graphics for keypads and graphical display to BALLY. BALLY requires approval on the custom keypad artwork 10 weeks prior to expected hardware delivery date.

6. The purchaser is responsible for ordering all machines SMS☐ **ready** as well as arranging the agreement with the Slot manufacturer for the installation and/or Pre installation of SMS☐ by the Slot manufacturers. When ordering Slots, it is recommended that all Purchase Orders to Slot manufacturers include the above notation concerning slots being SMS☐**ready** as well as any agreement for installation.

7. This Proposal and its pricing is based on **(0)** new and used machines being SMS☐ ready from the slot manufacturer/distributor and **(1,400)** SMS™ compatible machines to be retrofitted. Customer is responsible for providing a complete game type breakdown on BALLY worksheets prior to BALLY processing any SMS equipment order. After the breakdown is provided, any Game mix change may effect final pricing.

8. For Ticket/Coupon Printing and Redemption at the Slot Machine. The Slot manufacturer's MPU must control the printer and validator. The Slot manufacturer's MPU must support the interface to BALLY's SMS controller board via 'SAS' v5.01 protocol with the System or the Secured Enhanced validation printing extension. The Customer must ensure the Slot manufacturer provides the above referenced. The Customer should put the requirements in writing and on their purchase orders to the Slot manufacturers.

9. Ticket In/Ticket Out is currently available with IGT stand-alone server, which requires second MPU port. Accounting integration is not supported.

10. The customer must ensure that no duplicate ticket/coupon numbers are created manually or by any non BALLY system.

11. Cashless Wagering (EFT), Promotional Credits and Ticket Printing/Redemption at the slot machine, unless otherwise noted are not supplied with the base product. These features may be purchased at and additional fee.

12. Quote pricing assumes that all AS/400 hardware and software are purchased through BALLY's designated supplier, Inter-American Data. Failure to purchase AS/400 hardware and software through IAD may cause price changes.

13. For Cashless Wagering, Promotional Credits and Ticket In/Ticket Out. A separate System Provider Cashless Agreement with specific conditions must be executed. Copies are available upon request.

14. For Cashless Wagering (EFT), Promotional Credits and Ticket Printing/Redemption at the slot machine, each slot machine used must be licensed through the slot manufacturer.

Engineering Notes

15. In order to get all the available features of SMS☐, all machines must be serially bi-directional compatible with SMS☐. Some slot manufacturers may not support all SMS☐ functions. Any machines that are not SMS☐ serial compatible or SMS☐ hardware compatible will affect pricing or may not be supported.

16. Only the following Slot machine protocols may be used with each of the specified Slot manufacturers.

Protocol	Slot Machine
SAS 3.13 or above	-IGT
SAS 3.13 or above	-Bally
SAS 3.13 or ACP 1.16 or above	-WMS

BALLY 9/12/97or SAS 3.13 or above   -All other Machines

You may run SAS on all manufacturers that support it. Ensure older SAS supports Bill meters. BALLY's protocol for promotional credits release 8/5/98 or higher is required.

17.   The following slot machine hardware interfaces are required for each slot manufacturer listed. Machine manufacturers not listed below may not be supported.

-IGT: Requires an IGT SAS RS-232 board from IGT, must transmit individual bill meters.
-IGT system games (Wide area progressives); may require an MPU mod for the Slot System Serial Port to be used. Also, IGT requires a fiber optic interface for the main Data line supplied by IGT. The IGT fiber optic interface must not interfere with the SMS☐ communications and is not BALLY's responsibility to provide.
-Bally: DB 25 connector or adapter supplied by Bally. Requires separate SMS☐ door switches supplied by Bally.
-Aristocrat: Aristocrat conversion board supplied by Aristocrat.
-Atronics: Atronics comm. card supplied by Atronics.
-Sigma: Sigma conversion board supplied by Sigma.
-Anchor and Other conversion type machines, require the above listed protocols and hardware interfaces for the origin machine type.

18.   It is the Customer responsibility to insure Slot Machines are "SMS☐ Ready". The Customer must order all new and/or used Slot Machines, "SMS☐ Ready" from the Slot manufactures/distributors. The Slot Machine manufacturer/distributor is then to deliver their machines with the following SMS☐ compatible items which makes a Slot Machine "SMS☐ Ready"; The protocol as previously listed with the appropriate communication/conversion boards and harnessing, the Reader/Display/Keypad panel mounting and housing (not applicable in side box applications), Player tracking panel grounding, the Keypad Trim, the Controller Board & Transformer mounting brackets, all Door switch assemblies, and a Low Hopper Probe Kit. If the Slot manufacture/distributor does not provide their machines completely "SMS☐ Ready" to SMS☐ specifications, the SMS☐ pricing will be affected and installation may be impaired.

19.   For electronic withdraws and deposits at slot machines, each slot machine type must support EFT with sufficient integrity checks within the compatible protocols listed.

20.   Home Run and network wiring not included. BALLY will review and approve the design and installation of this network as per BALLY's specifications.

21.   Due to the physical property layout and wiring, the number of Gearboxes may vary which will increase or decrease the price accordingly. Each Gearbox can support up to 480 slot machines. Typical field usage is 360. Cabinets and/or racks for Gearboxes (if required) are not included.

22.   The Gearboxes shall be connected to the AS 400 via an isolated and dedicated Ether net or Token ring provided by the Purchaser.

23.   The Customer is responsible for providing a complete game type breakdown on BALLY worksheets prior to BALLY processing the SMS☐ In game equipment order. After the breakdown is provided, any Game mix change may affect final pricing. Failure to provide the breakdown before or at the time specified in the time line will cause project delays.

24.   On all Slot Machine order placements, it is the customer responsibility to request (order) that the Slot machine manufacturer/distributor install SMS☐ at the factory. Most slot manufacturers/distributors provide this service at no cost. In cases where the Slot Manufacturer charges for this service the customer may elect to install SMS☐ by another means.

25.   BALLY will provide up to two (2) keypad artwork proofs to the Customer for final approval. Additional art proofs may be supplied at the customer's expense. Any more than 8 different colors may result in an increase in pricing. There may be limitations to the artwork when using a 4-color process.

26.   ONE-YEAR WARRANTY: For all in-game equipment free of charge, nominal shipping and handling charges are applicable. THREE-YEAR WARRANTY: For all Gearboxes free of charge, nominal shipping and handling

charges are applicable. THREE-YEAR WARRANTY through IBM: For HASS file servers, one year parts and labor followed by a two year parts only. Warranty period for the in-game equipment will start, 6 months from receipt of equipment (or) at time of effective use, which ever comes first. Warranty period for the Gearboxes and HASS file servers will start from receipt of equipment.

27.   Some embedded reader/display/keypad mounting situations will not fit SMS□. In this case the customer must convert the machine to an SMS□ compatible configuration or use a side box type mounting.

28.   A slot system jackpot signal board must be obtained from the progressive controller company by the customer.

29.   For any non "SMS□ Ready" machines which are not accounted for in this contract, the customer is responsible at the customer expense to upgrade and update their machines with the necessary hardware and software to make them "SMS□ Ready" as listed in the "SMS□ Ready" definition above.

30.   Any machine cabinet modifications and finishing is the customers' responsibility, unless otherwise agree to by BALLY.

The following applies if SMS□ equipment is being retrofitted into non-SMS□ ready machines:

31.   Some old IGT MPU's may require an upgrade or complete replacement at the customer's expense.

32.   The reader / display bracketing will be standard black powder coat or chrome finish. colors or finishes may require an additional charge.

33.   On existing and/or non-existing embedded slot system machines, which require more than a Reader/Display/Keypad Front Plate, a side box type mounting must be used, or if available the customer may choose to incur the additional cost and responsibility to convert the machine to embed SMS□. BALLY will supply Front Plates for embedded mounts that are non-molded. Molded front panels must be obtained from the Slot manufacture by the customer.

The following apply to side box installations
On side box applications, some upright videos may require a top cap box to house the SMS□ equipment. When and if this situation arises, the customer may elect to go with imbedding.

Notwithstanding the foregoing, BALLY agrees to provide a comprehensive survey of USER's slot floor and provide a list of materials required per this Exhibit B. If USER's cost to upgrade existing slot machines, so as to be compatible with the ACSC SMS System per this Exhibit B, exceeds $150,000, USER shall have the option but not be required to terminate this agreement without further obligation to either party. In the event USER decides to so terminate this agreement, USER must give BALLY written notification no later than thirty (30) days following delivery of above referenced survey or USER shall be deemed to have waived its right to terminate this agreement pursuant to this clause.

In the event USER is unable to source the required parts for greater than 100 of the games currently on its floor due to lack of commercial availability of these parts from the slot manufacturers or various third parties, USER shall have the right but not the obligation to terminate this agreement. In the event USER decides to so terminate this agreement, USER must give BALLY written notification no later than thirty (30) days following delivery of above referenced survey or USER shall be deemed to have waived its right to terminate this agreement pursuant to this clause.


Bally
GAMING • SYSTEMS

EXHIBIT C

The Riviera Hotel & Casino

Casino Management System (CMS™) Installation & Training Outline

Typical project hours for a CMS™ installation would be as follows:

CMS™ Installation Activities	Hours
Pre-Installation	40
Project Planning	160
Installation Management and CMS™ Configuration	240
Technical Administration and Support	40

CMS™ Training Activities	Hours
Executive Marketing Overview	16
Business Needs Assessment	180
Staff Training	600

CMS™ Implementation (Go Live) Activities	Hours
Pre-Implementation	48
Go-Live	512
Post-Implementation	80

Slot Marketing System (SMS™) Installation & Training Outline

New Slot equipment SMS™ Ready installation
Total games=1,400
Total hours = 300

Typical hours for an SMS™ installation would be as follows:

SMS™ Project Activities	Hours
User Applications Training	50
Installation	130
Project Management	120

ADDENDUM
TO
PURCHASE AND LICENSE AGREEMENT

BALLY GAMING, INC. d/b/a BALLY GAMING AND SYSTEMS, a Nevada corporation ("BALLY" or "ACSC") and RIVIERA OPERATING CORPORATION, a Nevada corporation ("USER"), agree to the following modifications and additions to the Purchase and License Agreement dated September 25, 2003, (the "Agreement").

PART 1
USER MODIFICATIONS TO BALLY FORM AGREEMENT "PURCHASE AND LICENSE AGREEMENT"

1.   The third paragraph of Provision Number 1 is changed to read as follows:

> The Software is deemed accepted by USER on the date Bally provides the Software to USER for USER's first operation of the Software on the casino floor area of the Authorized Casino(s) and the Software performs according to the standards set forth in Bally's response to USER's RFP, or other applicable description(s) designated by the parties, that have been provided to USER.

2.   The fourth sentence of the third paragraph of Provision Number 2 is changed to read as follows:

> In the event USER returns defective BALLY Hardware to BALLY for repair and, in BALLY's sole reasonable opinion, the defect is caused by missing parts, damage resulting from excessive wear and tear, neglect, improper handling or maintenance by USER, or any reason other than failure of an electronic or mechanical component, USER agrees to pay the cost of repair, including labor, parts and material costs, at BALLY's then prevailing rates and charges.

3.   The first sentence of Provision Number 5 is changed to read as follows:

> BALLY will provide training to USER as set forth on Exhibit "C".

4.   The final sentence of Provision Number 5 is changed to read as follows:

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USER shall pay Bally for all costs of training that exceed the scope of the training program(s) specifically described in Exhibit C that Bally provides to USER.

5. The third sentence of Provision Number 8 is changed to read as follows:

    USER shall maintain all Trade Secrets with absolute confidentiality and not release any Trade Secrets or information relating to Trade Secrets to any third parties not a party of this Agreement except for appropriate USER representatives who will be subject to Confidentiality Agreements with USER and BALLY. Before USER discloses Trade Secrets to any third parties, USER shall be required to obtain BALLY's written consent, which consent shall not be unreasonably withheld, to disclose the Trade Secrets to third party(ies).

6. The third bullet point of paragraph 2 of Provision Number 10 is changed to read as follows:

    - Use any other legal or equitable remedies available to BALLY in regard to taking possession of the software and hardware.

7. The final sentence of the third paragraph of Provision Number 10 is changed to read as follows:

    If USER desires to not renew this Agreement for licensing and maintenance of Software which is licensed on a recurring charge from BALLY, BALLY and USER will use commercially reasonable efforts to determine charges to USER for this type of Software.

8. The first paragraph of letter "(a)" of Provision Number 11 is completed as follows:

    (a) USER conducts business as a Hotel & Casino and is duly registered, licensed and incorporated, validly existing and in good standing under the laws of the State of Nevada, and is duly registered, licensed and qualified to do business and is in good standing in all counties, municipalities and states where such registration, licensing and qualification is required.

9. The second paragraph of letter "(a)" of Provision Number 11 is deleted in its entirety.

10. Letter "(d)" of Provision Number 14 is changed to read as follows:

   (d)   BALLY shall promptly inform USER with such other information concerning its affairs and property as USER may request from time-to-time hereafter, and shall promptly notify USER of any condition or event of which BALLY shall have knowledge which constitutes a breach or an event of default of any term, condition, warranty, representation or provision in this Agreement or in any other agreement, document or instrument, now or hereafter executed by BALLY and delivered to USER, and/or material adverse change in the financial condition of BALLY.

11. Letter "(a)" of Provision Number 15 is changed to read as follows:

   (a)   BALLY breaches any condition of this Agreement and BALLY fails to cure or remedy such default or breach, or fails to propose a commercially reasonable plan to cure such default or breach, within ten (10) days of receipt of express written notice thereof from USER.

12. Letter "(d)" is added to Provision Number 15 as follows:

   (d)   USER reasonably believes, in good faith, that the prospect of performance by BALLY under this Agreement is materially impaired.

13. The first sentence of the fourth paragraph of Provision Number 17 is changed to read as follows:

   Subject to any limitations set forth in this Agreement, BALLY agrees to indemnify USER against any damages from third party claims resulting in bodily injury or property damage to that party ("Tort Claim(s)"), but only to the extent USER's third party liability is (1) not caused by USER's negligence or conduct; and (2) is directly caused by BALLY's negligent or intentional conduct. ,

14. The final sentence of the fourth paragraph of Provision Number 17 is changed to read as follows:

   USER agrees to promptly pay the actual charges BALLY incurs in naming USER as an additional insured.

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15. The second sentence of the first paragraph of Provision 18 is deleted in its entirety.

16. The final sentence of the first paragraph of Provision 18 is changed to read as follows:

> BALLY's obligations under this limited warranty for BALLY Hardware shall be limited to the repair or replacement, in BALLY's reasonable discretion of the defective BALLY Hardware.

17. Delete the second "INDIRECT" in the first line of the second paragraph of Provision Number 19.

18. Provision Number 20 is changed to read as follows:

> It is understood and agreed, any law, custom or usage to the contrary notwithstanding, that the parties hereto shall have the right at all times to enforce the covenants and provisions of this Agreement in strict accordance with the terms thereof, notwithstanding any conduct or custom on the part of either party in refraining from so doing at any time or times; and further, that the failure of either party at any time or times to enforce its rights under said covenants and provisions strictly in accordance with the same shall not be construed as having created a custom in any way or manner contrary to the specific terms and provisions of this Agreement or as having in any way or manner modified, altered or waived the same. No waiver by either party of any default or breach by the other party herein shall be construed as a waiver of any subsequent default or breach.

Not agreed. BALLY can not force USER to install program corrections that have been delivered to the USER site and USER has chosen not to install them. Therefore, Bally should not be held accountable for these software errors under these circumstances.

19. The fifth sentence of Provision Number 23 is changed to read as follows:

> For the term of this Agreement USER agrees to pay BALLY's then prevailing fees for Monthly Maintenance.

20. Letter "(a)" in the second paragraph of Provision Number 25 is changed to read as follows:

> (a)   return any deposits under this Agreement to USER;

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21.   The final paragraph of Provision Number 25 is deleted in its entirety.

22.   The second sentence of Provision Number 28 is changed to read as follows:

> With BALLY's seventy-two (72) hour advance notice and subject to approval by USER, USER grants BALLY reasonable access to the Authorized Casino(s) and USER's related facilities for a reasonable duration for demonstrating the Software to regulatory agencies and to prospective clients and investors.

23.   The first sentence of Provision Number 35 is changed to read as follows:

> USER agrees that BALLY may list the names of the Authorized Casino(s), gambling floor area in square feet or meters, gaming machine count, table game count, a brief description of the Authorized Casino(s), photographs of the Authorized Casino(s), and one (1) or two (2) contact names and telephone numbers in BALLY's customer lists, newsletters, press releases, and other material published for the purpose of marketing BALLY products and services to prospective clients and investors.

24.   The second sentence of Provision Number 40 is changed to read as follows:

> The parties agree that the state and federal courts sitting in Clark County, Nevada, have personal jurisdiction over the parties.

25.   All page numbers are changed to reflect that each page is a certain page of the total number of pages contained in the Agreement.

26.   All page numbers of each of Exhibits "A" and "B" are changed to reflect that each page of each respective Exhibit is a certain page of the total number of pages contained in each respective Exhibit.

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PART 2
BALLY/ACSC RESPONSE TO USER'S RFP

ACSC
General ACSC Required Information

Riviera Hotel & Casino
Request for Proposal
Slot Marketing/Accounting System

Please provide detailed information regarding your most current release that is licensed for use in ***both*** Nevada ***and*** Colorado jurisdictions with regards to the following system requirements. If your systems have upgrades that are approved/licensed in one jurisdiction and not in another, please indicate and estimate the date you expect to have the approvals. You should provide information on how each of these requirements is satisfied by your system, including functional examples and procedures.

Note: ACSC is approved in Nevada and our approval is being processed in Colorado (ACSC is under contract to install CMS™ and SMS™ at Black Hawk Casino by Hyatt during the second half of 2001). All features in ACSC's systems have been submitted to Colorado for approval, including Cashless Wagering (EFT) and Promotional Credits.

All of the capabilities described below are included in Version 3.1 or later of ACSC's system. Version 3.1.2 has been approved by Nevada (3.1.3 approval is expected within 30 days) and 3.1.4 is pending approval in Colorado. Unless otherwise indicated, each of the below features is approved in Nevada and pending approval in Colorado.

System Minimum Requirements

A. System minimum requirements:

1. Group tracking and temporary card issuance for player/promotion development. CMS™ supports temp cards, group tracking and player/promotion development. ACSC can track an individual player/group from the point of direct mail all through the life of a trip.
2. Electronic funds transfer capability. ACSC provides full support for both electronic withdrawal and deposit of credits at the slot machine. This feature has not yet been approved by Nevada, but is pending approval in Colorado. ACSC also provides a promotional credits/bonusing capability in a fashion that is completely integrated with ACSC's player/group database. USER can automatically assign promo credits in advance to specified players, groups or promotions (all paperless) for specified periods of time. The points are waiting for the targeted players when they arrive at USER's property—they need only

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insert their player cards into the slot machine. Promotional credits can be cashable or non-cashable (property definable). Non-cashable Promo Credits are approved in Nevada and are pending approval in Colorado.

3. Hot player, Jackpots and active player. All are tracked in SMS™ via on-line displays, slot attendant/host dispatch system and reports.

4. Point redemption and comp kiosk system. ACSC supports the redemption of all comp points--right at the slot machine. With SMS™, many of the functions provided by a traditional kiosk are provided directly to the player at the slot machine (comp point balances, countdowns, self-comping, host dispatch, slot attendant dispatch, etc). ACSC will be happy to develop an interface to other types of free-standing kiosks.

5. Multi-club applications. CMS™ support three levels of player clubs. This includes one-of-a-kind automated temporary card level upgrades. This is designed to heighten player excitement through interesting promotional offers.

6. Graphical view of the floor combined with an analysis feature of performance of selected machines. ACSC provides this functionality through its Alliance Partner, Casino FloorCAD. This PC-based product extracts its analysis data from the SMS™ Slot Accounting file and includes variable colored displays of the slot floor. There is extensive flexibility with changing the views/colors based on user-defined parameters: win, loss, handle pulls, theoretical; etc. The Casino FloorCAD is installed at 20+ casinos around the US including a corporate agreement with Park Place Entertainment.

7. Interface to LMS (PMS), InfoGenesis (POS), and JDEdwards. As referenced earlier there is total integration between CMS™ and LMS, inclusive of comp activity. There is also an interface to InfoGenesis, either in a standalone fashion or through the LMS integration. An ACSC interface to JDEdwards is not offered at this time.

8. Ability to track Comps by Compor and Compee. Yes. This is supported within the system as an on-line capability. There are also printed reports that capture this same data.

9. Support 1,400 to 4,000 slot machines and 250,000 to 10,000,000 club members. Not a problem. We are installed in casino operations with 4000-7000 slot machines and up to 2 million player records. The iSeries (AS/400) is the ideal platform for growth and optimum performance in a large casino operation.

10. Upgradeable to new versions with minimum disruption. The frequency of installing new versions, both system and application, would be at The Riviera's discretion. Software updates are easily loaded via a CD, and these updates are typically scheduled in advance in order to minimize disruption to the casino.

11. Expandable from 1,000 machines to 4,000. SMS™ is scalable. Expansion of the slot floor would simply require additional Gearboxes and updates to the slot configuration file. There would be no need to make software changes.

12. Ability to automatically purge points from inactive accounts. Yes. Purge criteria would be set by USER.

13. Hardware and Software support available 24 hours / 7 days from a local (Las Vegas) source. Yes.

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14. Approval of all Gaming Authorities. We are currently approved in Nevada, New Jersey, Mississippi, Illinois, Louisiana, Indiana, Connecticut, California and Ontario. Approval is pending in Colorado (we are under contract to install the ACSC system at Black Hawk Casino by Hyatt, 3Q 2001).

Requested Additional System Features

B.   Requested additional System Features
1. Point and comp redemption at the slot machine. Absolutely. It's real-time and updates player profiles and LMS immediately.
2. One card application for gaming and non-gaming worth of the player. Yes. USER can get the return of investment on a single player using a single card—casino, hotel, slots, tables, POS—know it all!
3. Scan Photo ID onto Player Account. ACSC uses an LMS product called eFileClerk which supports the scanning of photo id's, driver's licenses, birth certificates, etc. The image can be stored and retrieved at user defined points within the ACSC or LMS systems.
4. Convert points to credits at the machine. Absolutely. Also, ACSC can display comp points or comp dollars.
5. Electronic notification of Jackpots to Booth Cashier and Ticket Printer to print hand paid jackpots at the slot. Yes.
6. Bonusing for club members at the machine. At the slot machine, SMS™ provides cash back capability, bonusing at the machine by card level, cashable/non-cashable promotional credits, "play X get Y", and other highly flexible property defined promotions that are real-time and completely integrated with the CMS™ player tracking system.
7. Paperless drawings (drawing for prizes automatically in the system, rather than coupons in a drum). System provides 16 automated Sweepstakes that have the flexibility to be tailored to The USER's specific needs. These Sweepstakes allow patrons to register at the slot machine and earn a selected amount of (property defined) entries. Winners are randomly selected by the system.
8. Multi-property patron use and analysis. ACSC support for corporate cards is under contract to be released late 3rd quarter of 2001.

USER should include samples of all reports with detailed explanations of each report. In addition, include details of each installation and support option available.

Please see ACSC Reports documentation that accompanies this response under separate cover (3 manuals—Exhibit 5a, 5b, and 5c).
For more information on planned Future Enhancements to the ACSC system please refer to exhibit 8 of the RFP response.

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System Architecture

USER should provide a detailed description of the architecture of the specified system. Include all hardware specifications for necessary servers, controllers, workstations, etc. Provide a list of all hardware and software, including specification and versions, which are required but not provided with the system.
(See Exhibit 2)

ACSC provides all servers, controllers, iSeries processors required for CMS™ and SMS™. Since ACSC's network is Ethernet TCP/IP, all of USER's existing ancillary network devices will be supported.

Financial Statements

USER should provide information detailing the financial status of USER's company, including financial statements and business plans. This should also include a list of customers with more than 500 slots, length of time installed, and contacts.

Financial Statements are provided as part of this response (Exhibit 5). Please see Exhibit for a contact list of ACSC's clients.

ACSC is now a Product Group of Bally Gaming & Systems. Our parent company, Alliance Gaming, is publicly traded on the NYSE under the symbol "AGI".

PART 3
USER ADDITIONS TO BALLY FORM AGREEMENT

1. ACSC shall have the ability to ticket S-Plus and Players Edge Plus IGT Games. Support for S+ is available today and will require regulatory approval in Nevada. Support for PE+ is in development with a target date for completion in 1Q04.

2. ACSC will update the System to accommodate any IGT modification of its EPROM's or other chips. ACSC will make these updates on an "at cost" basis to Riviera.

3. USER shall have the ability to adjust points on randomly selected players. On the Casino Accounting Menu (Option 14), an authorized user may adjust a patron's point balance using appropriate function keys. This enables the user to adjust individual patron point balances, incentive cash balances and comp cash balances.

4. System will permit USER to simultaneously work on multiple marketing features/functions. Users have unlimited access to all ACSC marketing functions simultaneously.

5. System will include Title 31 (Nevada Regulation 6(a)) compliance tracking.

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Yes.

6. BALLY to provide guarantee to USER that it will address development and upgrade issues regarding ACSC System, as there has been no or very limited development decisions since ACSC was acquired by BALLY; such guarantee shall be that BALLY will, at its sole cost and expense, replace USER's ACSC System and replace it with another state of the art BALLY system if such ACSC development and upgrade issues are not addressed to USER's reasonable satisfaction. Please explain the statement "there has been no or very limited development decisions since ACSC was acquired by Bally". ACSC will be happy to provide a summary listing of development enhancements since the acquisition by Bally (the list is quite lengthy), as well as planned enhancements for the next 12 months. Bally will guarantee support and ongoing development of the ACSC System to all users who are on a maintenance agreement. In the event that Bally consolidates its iSeries CMS platformed products into a single enhanced CMS system, Bally will provide, at no charge, an upgrade path to the new system providing USER maintains a current Bally maintenance agreement.

7. The System must have the ability to reduce bonus credits as they are played and have the ability to display real time bonus credit availability to customer. _ ACSC is currently developing a real time "countdown" of Promotional Credits. This will provide the patron the ability to know how much of their Non-Cashable Promo Credits are used AFTER the download. This capability will be made available to The Riviera at no charge upon completion. The system does not provide a real time balance of unused promo credits.

8. Bonus credits must be transferable from machine to machine. ACSC enables a patron to transfer promotional credits—that have not been downloaded to the game—to be transferred to another game. ACSC eFUND (included on Exhibt A) is required In order to do "2-way" cashless wagering (withdrawal and deposit of credits from/to a patron's account).

9. BALLY must provide the full source code to USER upon purchase of System Yes, with the exception of board-level source code

10. BALLY shall provide a local support staff (located in Las Vegas) sufficient in size to address USER issues. Yes.

11. The System shall have multiple property capability. Multiple copies of the ACSC system may be installed on a single iSeries processor at a central location in order to support remote USER properties. Property license and support fees will apply.

12. BALLY shall provide USER with cage and credit capabilities that have been regulatorily approved for use in Nevada or Colorado for use with the base ACSC System.

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13. BALLY shall ensure that all features promised to be available to USER in the future shall be made available in the versions originally represented by BALLY to contain such features; future versions shall be forthcoming within industry acceptable time frames. Written commitments, including planned release levels and delivery dates, will be provided for all future ACSC software functionality.

14. In the event that USER is unable to take advantage of basic system functionality that has been represented by BALLY to be in the ACSC System, and USER subsequently engages its own IT staff or 3rd parties to enable such functionality, BALLY, at no cost to the USER , shall assist USER with all in-house modifications necessary so that USER can achieve maximum functionality from the System. In the event that BALLY is unable or unwilling to enable this base functionality, and USER incurs 3rd party fees, BALLY will issue a credit to USER to offset these fees.

15. BALLY shall ensure that ACSC software will not corrupt data due to defect in the ACSC System.

16. BALLY and USER will participate in weekly meetings, such meetings to be participated in on site of via teleconference by the BALLY Project Team and appropriate USER representatives; such meetings shall continue until such time that the ACSC System is operating up to USER's satisfaction.

17. If there are any inconsistencies between this Addendum To Purchase And License Agreement and the Purchase And License Agreement, the terms of this Addendum To Purchase And License Agreement shall control.

IN WITNESS WHEREOF, the parties have executed this Addendum this 13th day of October, 2003.

RIVIERA OPERATING CORPORATION,
a Nevada corporation ("USER")

By: [signature]
ROBERT A. VANNUCCI,
President

BALLY GAMING, INC. d/b/a BALLY GAMING AND SYSTEMS, a
Nevada corporation ("BALLY")

By: [signature]
Robert L. Miodunski, President



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